1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page
1.1	Circular to Shareholders, dated May 3, 2004

FORWARD-LOOKING STATEMENTS

The Circular to Shareholders, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to the Company’s number of subscribers, prospects for future growth, market position, net profit and financial and other performances.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any further restructuring of the telecommunications industry, any changes in regulatory policies of the Ministry of Information Industry and other relevant government authorities, the effects of competition on the demand and price of the Company’s cellular services, any changes in wireless and related technology, which could affect the viability and competitiveness of the Company’s cellular networks and its cellular and other services, and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. In addition, the Company’s future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or the availability of additional spectrum, the availability of transmission lines and equipment when required on acceptable terms, and the availability of qualified management and technical personnel.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: May 3, 2004	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

3

Exhibit 1.1

IMPORTANT

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares or notes in China Mobile (Hong Kong) Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for the sole purpose of the extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to purchase any securities.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

DISCLOSEABLE TRANSACTION

AND CONNECTED TRANSACTION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Financial Advisers to China Mobile (Hong Kong) Limited

China International Capital Corporation (Hong Kong) Limited	Goldman Sachs (Asia) L.L.C.	UBS Investment Bank

A letter from the independent board committee of China Mobile (Hong Kong) Limited is set out on pages 21 to 22 of this circular. A letter from N M Rothschild & Sons (Hong Kong) Limited containing its advice to the independent board committee and the Independent Shareholders is set out on pages 23 to 40 of this circular.

A notice dated 3 May 2004 convening an extraordinary general meeting of the Company to be held in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong, on 16 June 2004 at 3:30 p.m. (or as soon thereafter as the annual general meeting of the Company to be convened at 2:30 p.m. at the same place and date shall have been concluded or adjourned), is set out at the end of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event at least 36 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

3 May 2004

CONTENTS

		Pages
Definitions		1

Letter from the Chairman		8

1	Introduction	8

2	The Acquisition	9

3	The Consideration for the Acquisition	11

4	Financing of the Acquisition	14

5	Conditions of the Completion of the Acquisition	14

6	Reasons for and Benefits of the Acquisition	15

7	Prospective Financial Information	18

8	Relationship with CMCC and Connected Transactions	19

9	Extraordinary General Meeting	19

10	Recommendation of the Independent Board Committee	20

11	Additional Information	20

Letter from the Independent Board Committee		21

Letter from Rothschild		23

Appendix I — Further Information on the Target Companies		I-1

Appendix II — Accountants’ Report		II-1

Appendix III — Financial Information of the Listed Group		III-1

Appendix IV — Financial Information of the Combined Group		IV-1

Appendix V — Profit Forecast		V-1

Appendix VI — General Information		VI-1

Notice of the Extraordinary General Meeting

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the proposed acquisition by the Company of the entire issued share capital of each of the Target BVI Companies pursuant to the Acquisition Agreement, as further described in this circular

“Acquisition Agreement”	the conditional sale and purchase agreement dated 28 April 2004 made between the Company, CMBVI and CMCC relating to the Acquisition

“adjusted EBITDA”	earnings before interest income, interest expense, non-operating income (expenses), taxation, depreciation and amortisation, and deficit on revaluation of fixed assets

“Anhui Mobile”	Anhui Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Associates”	as defined in the Listing Rules

“Beijing Mobile”	Beijing Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Board” or “Board of Directors”	the board of directors of the Company

“Business Day”	a day (excluding Saturdays) on which banks are generally open in Hong Kong and the PRC for the transaction of normal banking business

“CDMA”	Code Division Multiple Address technology, a digital transmission technology using various coding sequences to mix and separate voice and data signals for wireless transmission

“China Netcom Group”	China Network Communications Group Corporation, a company established under the laws of the PRC

“China Railcom”	China Railway Communication Co., Ltd., a company established under the laws of the PRC

“China Telecommunications Corporation”	China Telecommunications Corporation, a company established under the laws of the PRC

“China Unicom”	China United Telecommunications Corporation, a company established under the laws of the PRC

“Chongqing Mobile”	Chongqing Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“CICC”	China International Capital Corporation (Hong Kong) Limited, which is licensed for Type 1 regulated activity (dealing with securities) and Type 6 regulated activity (advising on corporate finance) under the Securities and Futures Ordinance and financial adviser to the Company in respect of the Acquisition

DEFINITIONS

“CMBVI”	China Mobile Hong Kong (BVI) Limited, a company incorporated in the British Virgin Islands and the immediate controlling shareholder of the Company

“CMC”	China Mobile Communication Company Limited, a company established in Beijing on 27 February 2004 under the laws of the PRC and wholly-owned by CMC BVI

“CMC BVI”	China Mobile Communication (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC and the ultimate controlling shareholder of the Company

“CMHKG”	China Mobile (Hong Kong) Group Limited, a company incorporated in Hong Kong and an indirect controlling shareholder of the Company

“Combined Group”	the Company, its existing subsidiaries, the Target BVI Companies and the Target Companies

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

“Company” or “CMHK”	China Mobile (Hong Kong) Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Convertible Noteholders”	holders of the Convertible Notes

“Convertible Notes”	2.25% convertible notes due 2005 of the Company

“Directors”	the directors of the Company

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 16 June 2004, notice of which is set out at the end of this circular, or any adjournment thereof

“Fujian Mobile”	Fujian Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Gansu Mobile”	Gansu Mobile Communication Company Limited, a company established in Gansu on 29 January 2004 under the laws of the PRC and wholly-owned by Gansu Mobile BVI

“Gansu Mobile BVI”	Gansu Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Goldman Sachs”	Goldman Sachs (Asia) L.L.C., which is licensed for Type 1 regulated activity (dealing with securities) and Type 6 regulated activity (advising on corporate finance) under the Securities and Futures Ordinance and financial adviser to the Company in respect of the Acquisition

DEFINITIONS

“GSM”	Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming capability

“Guangdong Mobile”	Guangdong Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Guangxi Mobile”	Guangxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Guizhou Mobile”	Guizhou Mobile Communication Company Limited, a company established in Guizhou on 19 January 2004 under the laws of the PRC and wholly-owned by Guizhou Mobile BVI

“Guizhou Mobile BVI”	Guizhou Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Hainan Mobile”	Hainan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Hebei Mobile”	Hebei Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Heilongjiang Mobile”	Heilongjiang Mobile Communication Company Limited, a company established in Heilongjiang on 2 February 2004 under the laws of the PRC and wholly-owned by Heilongjiang Mobile BVI

“Heilongjiang Mobile BVI”	Heilongjiang Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Henan Mobile”	Henan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hubei Mobile”	Hubei Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Hunan Mobile”	Hunan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Independent Board Committee”	the committee of Directors, consisting of Lo Ka Shui, Frank Wong Kwong Shing and Moses Cheng Mo Chi, Independent Non-executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Acquisition

“Independent Shareholders”	Shareholders other than CMBVI and its Associates

DEFINITIONS

“Interest Determination Date”	each of the following dates (or if that date falls on a non-Business Day, then on the next Business Day), the first being the second Business Day preceding the date of the Acquisition Agreement, or 26 April 2004, and thereafter 26 April 2006, 26 April 2008, 26 April 2010, 26 April 2012, 26 April 2014, 26 April 2016 and 26 April 2018

“Jiangsu Mobile”	Jiangsu Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Jiangxi Mobile”	Jiangxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Jilin Mobile”	Jilin Mobile Communication Company Limited, a company established in Jilin on 18 January 2004 under the laws of the PRC and wholly-owned by Jilin Mobile BVI

“Jilin Mobile BVI”	Jilin Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Jingyi Design Institute”	Beijing P&T Consulting & Design Institute Company Limited, a company established in Beijing on 15 March 2004 under the laws of the PRC and wholly-owned by Zhongjing Design Institute BVI

“Latest Practicable Date”	26 April 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Liaoning Mobile”	Liaoning Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Listed Group”	the Company and its existing subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mainland China”	China, other than Hong Kong, Macau and Taiwan

“MII”	Ministry of Information Industry of the PRC, or where the context so requires, its predecessor, the former Ministry of Posts and Telecommunications

“Neimenggu Mobile”	Neimenggu Mobile Communication Company Limited, a company established in Neimenggu (Inner Mongolia) on 16 January 2004 under the laws of the PRC and wholly-owned by Neimenggu Mobile BVI

“Neimenggu Mobile BVI”	Neimenggu Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Ningxia Mobile”	Ningxia Mobile Communication Company Limited, a company established in Ningxia on 30 January 2004 under the laws of the PRC and wholly-owned by Ningxia Mobile BVI

DEFINITIONS

“Ningxia Mobile BVI”	Ningxia Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Noteholders”	holders of the Notes

“Notes”	7 7/8% notes due 2004 of the Company

“PRC” or “China”	The People’s Republic of China

“Qinghai Mobile”	Qinghai Mobile Communication Company Limited, a company established in Qinghai on 2 February 2004 under the laws of the PRC and wholly-owned by Qinghai Mobile BVI

“Qinghai Mobile BVI”	Qinghai Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“RMB”	Renminbi, the lawful currency of the PRC

“Rothschild”	N M Rothschild & Sons (Hong Kong) Limited, an authorised financial institution deemed to have been registered under section 119(1) of the Securities and Futures Ordinance for Types 1, 4, 6 and 9 regulated activities from 1 April 2003 (previously an investment adviser registered with the Securities and Futures Commission) and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition

“Securities and Futures Ordinance”	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shaanxi Mobile”	Shaanxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Shandong Mobile”	Shandong Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Shanghai Mobile”	Shanghai Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Shanxi Mobile”	Shanxi Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Share(s)”	ordinary share(s) of HK$0.10 each in the capital of the Company

“Shareholders”	holders of Shares

“Sichuan Mobile”	Sichuan Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Target BVI Companies”	Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI

“Target Companies”	Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC

“Target Group”	the group of companies comprising the Target Companies

“Target Provincial Companies”	Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile and Xinjiang Mobile

“Tianjin Mobile”	Tianjin Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC

“UBS”	UBS Investment Bank, which is licensed for Type 1 regulated activity (dealing with securities) and Type 6 regulated activity (advising on corporate finance) under the Securities and Futures Ordinance and financial adviser to the Company in respect of the Acquisition

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xinjiang Mobile”	Xinjiang Mobile Communication Company Limited, a company established in Xinjiang on 3 February 2004 under the laws of the PRC and wholly-owned by Xinjiang Mobile BVI

“Xinjiang Mobile BVI”	Xinjiang Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Xizang Mobile”	Xizang Mobile Communication Company Limited, a company established in Xizang (Tibet) on 9 February 2004 under the laws of the PRC and wholly-owned by Xizang Mobile BVI

“Xizang Mobile BVI”	Xizang Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Yunnan Mobile”	Yunnan Mobile Communication Company Limited, a company established in Yunnan on 19 January 2004 under the laws of the PRC and wholly-owned by Yunnan Mobile BVI

“Yunnan Mobile BVI”	Yunnan Mobile (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

“Zhejiang Mobile”	Zhejiang Mobile Communication Company Limited, a wholly foreign-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Zhongjing Design Institute BVI”	Beijing P&T Consulting & Design Institute (BVI) Limited, a company incorporated on 4 March 2004 in the British Virgin Islands

DEFINITIONS

For your convenience and unless otherwise specified, this circular contains translations between RMB and US dollars at RMB8.2767 = US$1.00, between RMB and Hong Kong dollars at RMB1.0661 = HK$1.00, and between Hong Kong dollars and US dollars at HK$7.7636 = US$1.00, the prevailing rates on 31 December 2003. The translations are not representations that the RMB, Hong Kong dollar and US dollar amounts could actually be converted at those rates, if at all.

Unless otherwise noted, the financial information of the Listed Group presented in this circular includes the results of the Listed Group’s subsidiaries, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, from 1 July 2002, the date of the Listed Group’s acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile and, unless otherwise noted, the operating information of the Listed Group presented in this circular includes information of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile from 1 January 2001.

LETTER FROM THE CHAIRMAN

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors: WANG Xiaochu (Chairman) LI Yue LU Xiangdong XUE Taohai HE Ning LI Gang XU Long	Registered Office: 60th Floor The Center 99 Queen’s Road Central Hong Kong

Independent Non-Executive Directors: LO Ka Shui Frank WONG Kwong Shing Moses CHENG Mo Chi

Non-Executive Directors: ZHANG Ligui J. Brian CLARK

3 May 2004

To the Shareholders and, for information only, the Noteholders and the Convertible Noteholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

AND CONNECTED TRANSACTION

Acquisition of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang

Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI,

Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI,

Zhongjing Design Institute BVI and CMC BVI

1.	INTRODUCTION

On 28 April 2004, the Board of Directors announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire, and CMBVI, the Company’s immediate controlling shareholder, agreed to sell, the entire issued share capital of each of the Target BVI Companies, subject to certain conditions.

The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The total consideration for the Acquisition is US$3,650 million (equivalent to approximately HK$28,468.2 million or RMB30,210 million), and will consist of payment of an initial consideration of

LETTER FROM THE CHAIRMAN

US$2,000 million (equivalent to approximately HK$15,599.0 million) on completion of the Acquisition and the payment of a deferred consideration of US$1,650 million (equivalent to approximately HK$12,869.2 million). The Company intends to finance the initial consideration by using existing internal cash resources and to finance the deferred consideration using internal cash resources and/or proceeds from future external financing, which may include bank financing, the possible issuance of bonds or other sources. The translations above relating to the consideration of the Acquisition between Hong Kong dollars and US dollars and between Renminbi and US dollars are based on the prevailing rates at 12:00 noon (New York City time) on the second Business Day preceding the date of the Acquisition Agreement, being HK$7.7995 = US$1.00 and RMB8.2768 = US$1.00.

As at the Latest Practicable Date, CMBVI owned approximately 75.7% of the issued share capital of the Company. The total assets of the Listed Group as at 31 December 2003 was approximately RMB307,303 million (equivalent to approximately HK$288,250 million). The total assets of the Target BVI Companies and their subsidiaries, which are the subject of the Acquisition, were approximately 13.9% of the total assets of the Listed Group as of 31 December 2003. For the financial year ended 31 December 2003, the revenue attributable to the Target BVI Companies and their subsidiaries, was approximately 13.0% of the revenue of the Listed Group. The consideration for the Acquisition represented approximately 6.9% of the total market capitalisation of the Company as of 26 April 2004. Accordingly, under the Listing Rules, the Acquisition constitutes both a discloseable transaction and a connected transaction for the Company. The Acquisition requires the approval of the Independent Shareholders at the Extraordinary General Meeting at which CMBVI and its Associates will abstain from voting. The vote of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition. In this respect, Rothschild has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a copy of its letter of advice is set out on pages 23 to 40 of this circular.

CICC, Goldman Sachs and UBS are the financial advisers to the Company in respect of the Acquisition.

The purpose of this circular is to provide you with further information relating to the Acquisition and to seek your approval of the ordinary resolution set out in the notice of the Extraordinary General Meeting at the end of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on pages 21 to 22 of this circular.

2.	THE ACQUISITION

The Company has agreed, subject to certain conditions, to acquire from CMBVI the entire issued share capital of each of the Target BVI Companies for a total consideration of US$3,650 million (equivalent to approximately HK$28,468.2 million or RMB30,210 million). The only assets of each of the Target BVI Companies are its entire interest in the respective Target Companies, which include the Target Provincial Companies, Jingyi Design Institute and CMC. As a result of the Acquisition, the Company will assume the net indebtedness of the Target Companies. The aggregate amount of the net indebtedness of all twelve Target Companies amounted to approximately RMB3,878 million (equivalent to approximately US$469 million or HK$3,638 million) as of 31 December 2003. The Acquisition is in respect of the entire issued share capital of all twelve Target BVI Companies. Unless the entire issued share capital of all twelve Target BVI Companies can be acquired, the Acquisition will not proceed. Upon completion of the Acquisition, each of the Target BVI Companies will become a wholly-owned subsidiary of the Company.

LETTER FROM THE CHAIRMAN

The Target Provincial Companies are the leading providers of mobile telecommunications services in the provinces or autonomous regions in which they operate. As of 31 December 2003, the Target Provincial Companies had a total of approximately 24.50 million subscribers. Their estimated weighted average market share of mobile telecommunications subscribers was approximately 64.3% in the ten provinces and autonomous regions in which they operate as of 31 December 2003. The number of subscribers and the respective estimated market share of mobile telecommunications subscribers in each of the provinces and autonomous regions as of 31 December 2003 are set out below:

Target Provincial Companies	Number of subscribers	Estimated market share of mobile telecommunications subscribers in the province or autonomous region in which the Target Provincial Company is located (1)
	(in thousands)	(%)
Neimenggu Mobile	3,079	64.3
Jilin Mobile	3,830	66.6
Heilongjiang Mobile	4,923	58.5
Guizhou Mobile	2,634	79.9
Yunnan Mobile	4,249	67.6
Xizang Mobile	309	93.3
Gansu Mobile	1,714	61.9
Qinghai Mobile	625	62.3
Ningxia Mobile	805	65.7
Xinjiang Mobile	2,329	55.3

(1)	Calculated based on the total number of mobile telecommunications subscribers in the relevant geographical regions as estimated by the Target Provincial Companies.

CMC carries out certain network and business coordination functions for the Target Provincial Companies and the Listed Group. Such functions include, among other things, the coordination of network operations, network construction projects and nation-wide advertising and marketing campaigns, the coordination of spectrum, the operation of national roaming settlement and billing backup facilities, research and development (including the setting and the coordination of technical specifications and standards) and certain administrative functions.

Jingyi Design Institute is a leading large-scale telecommunications network planning and design institute operating in the PRC. It primarily provides design and consulting services for telecommunications operators. Jingyi Design Institute has the capability and the necessary qualifications to carry out large-scale and sophisticated work in the design of wireless and wireline telecommunications networks, which may include switching, radio, transmission and satellite networks for both voice and data telecommunications. Through its subsidiary, Jingyi Design Institute also provides construction project supervisory services.

LETTER FROM THE CHAIRMAN

3.	THE CONSIDERATION FOR THE ACQUISITION

The consideration for the Acquisition was determined based on various factors, including the quality of the assets being acquired and their long-term growth prospects, their current and future earnings potential, current financial positions and future investment needs, as well as by reference to other financial and operational factors.

The consideration for the Acquisition will represent 9.69 times the combined 2004 forecast net profit of approximately RMB3,117 million (equivalent to approximately HK$2,924 million) of the Target Group. In addition, the enterprise value of the Target Group of RMB34,088 million (equivalent to approximately HK$32,122 million, calculated using the prevailing exchange rate on the second Business Day preceding the day on which the Acquisition was announced) will represent a multiple of 2.85 times the combined 2004 forecast adjusted EBITDA of approximately RMB11,971 million (equivalent to approximately HK$11,229 million) of the Target Group. The number of subscribers of the Target Provincial Companies is estimated to reach 28.93 million as of 31 December 2004 and the operating revenue of the Target Group for the year 2004 is expected to maintain double-digit growth. The forecast combined net profit and combined adjusted EBITDA of the Target Group are based on certain prospective financial information prepared by the Company and the Target Companies.

The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The total consideration for the Acquisition is US$3,650 million (equivalent to approximately HK$28,468.2 million or RMB30,210 million), and will consist of payment of an initial consideration and a deferred consideration.

The initial consideration of US$2,000 million (equivalent to approximately HK$15,599.0 million) will be satisfied on completion of the Acquisition by payment in cash to CMBVI, in HK dollars, RMB, US dollars or a combination of the above currencies.

The deferred consideration, in the amount of US$1,650 million (equivalent to approximately HK$12,869.2 million), represents the difference between the total consideration and the initial consideration. The Company will pay interest to CMBVI at half-yearly intervals on the actual amount of deferred consideration remaining unpaid from the date of completion of the Acquisition. Interest is accrued daily and is calculated at 2.595% per annum for the first two years after completion of the Acquisition, which was the two-year US dollar LIBOR swap rate at 11:00 a.m. (New York City time) on 26 April 2004, being the second Business Day preceding the date of the Acquisition Agreement. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant Interest Determination Date. The translations above relating to the consideration of the Acquisition between Hong Kong dollars and US dollars and between Renminbi and US dollars are based on the prevailing rates at 12:00 noon (New York City time) on the second Business Day preceding the date of the Acquisition Agreement, being HK$7.7995 = US$1.00 and RMB8.2768 = US$1.00.

The deferred consideration is subordinated to other senior debts of the Company incurred from time to time including, but not necessarily limited to, the US$600 million Notes and the US$690 million Convertible Notes issued by the Company in 1999 and 2000, respectively. The deferred consideration is payable fifteen years after the date of completion of the Acquisition. The Company may make early payment of all or part of the deferred consideration, from time to time, at any time after completion of the Acquisition, without penalty. Any early payment can be made only if it does not have a significant impact on the Company’s ability to repay any senior debt to which the deferred consideration is subordinated.

LETTER FROM THE CHAIRMAN

The payment of the deferred consideration and the interest payments can be made in Hong Kong dollars, RMB or US dollars (or other currencies as may be agreed by the Company and CMBVI). Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on 26 April 2004, which was the second Business Day preceding the date of the Acquisition Agreement.

The Board takes the view that the consideration payable by the Company for the Target Companies and the other terms of the Acquisition are fair and reasonable. In particular, the Board is of the view that the terms of the deferred consideration are more favourable than the usual terms of a commercial bank loan of a similar size and term. The Board is of the view that the Acquisition is in the interests of the Company and its investors and recommends the Independent Shareholders to vote in favour of the ordinary resolution to approve the Acquisition at the Extraordinary General Meeting.

LETTER FROM THE CHAIRMAN

The following depicts the corporate structure of the Company, with its principal operating subsidiaries, following completion of the Acquisition:

LETTER FROM THE CHAIRMAN

(1)	CMCC owns 100% of the economic interest in CMHKG.
(2)	Aspire Holdings Limited is a 66.41% owned subsidiary of the Company incorporated in the Cayman Islands in June 2000 and is engaged in the provision of wireless data and Internet enabling technologies, applications and service platforms.
(3)	Nineteen of the existing twenty-one provincial operating subsidiaries and the twelve Target Companies are, and will be, held by the Company through thirty-one companies incorporated in the British Virgin Islands.

Further information on the Target Companies is set out in Appendix I to this circular.

4.	FINANCING OF THE ACQUISITION

The Company intends to finance the initial consideration by using existing internal cash resources.

The Company intends to finance the deferred consideration using internal cash resources and/or proceeds from future external financing, which may include bank financing, the possible issuance of bonds or other sources.

5.	CONDITIONS OF THE COMPLETION OF THE ACQUISITION

Completion of the Acquisition is conditional upon the fulfilment of certain conditions on or before 30 September 2004, or such later date as CMBVI and the Company may agree. These conditions include:

(a)	the passing of resolutions by the Independent Shareholders approving the Acquisition;

(b)	there having been no material adverse change to the financial condition, business operations, or prospects of any of the Target BVI Companies or the Target Companies; and

(c)	the receipt of various approvals and registrations from the relevant PRC regulatory authorities.

Certain PRC regulatory approvals have been obtained. In addition, application has been made for approval by the relevant Chinese regulatory authorities in relation to the change of legal status of the Target Companies to wholly foreign-owned enterprises, and is being reviewed by the relevant Chinese regulatory authorities.

Each of the Target Companies currently has a legal person business licence as a limited liability company. Upon approval by the relevant Chinese regulatory authorities, the legal person business licence of each of the Target Companies will be replaced by a new one issued by the local Administration for Industry and Commerce to reflect its status as a wholly foreign-owned enterprise. The Company expects that the new legal person business licences will be obtained within six months after receiving such approval from the relevant Chinese regulatory authorities. The businesses of the Target Companies will not be affected by the process of issuance of such new business licences.

The Acquisition shall be completed following the fulfilment (or waiver) of the above conditions, and is expected to take place on 1 July 2004, or such other date as may be agreed between CMBVI and the Company, following notification by the Company to CMBVI of the fulfilment or waiver of all the conditions. If any of the above-mentioned conditions is not fulfilled or waived by 30 September 2004, or such other date as CMBVI and the Company may agree, the Acquisition Agreement shall lapse.

LETTER FROM THE CHAIRMAN

6.	REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition is an important milestone for the Company. Upon completion of the Acquisition, the Listed Group will be able to extend its network coverage and provide mobile services to all provinces, autonomous regions and directly administered municipalities throughout Mainland China. The Acquisition represents an attractive opportunity for the Listed Group to consolidate its position as the market leader and to further capitalise on the growth potential of the Chinese telecommunications industry and create value for its investors.

The Directors believe that contiguous coverage throughout the country will enhance the economies of scale of the Listed Group’s operations and will enable the Listed Group to provide better services to its existing and future customers. The integration of telecommunications operations throughout the country under the Listed Group will permit the effective implementation of a unified development strategy throughout the country.

Each of the Target Provincial Companies is the leading provider of mobile telecommunications services in its respective region. The Target Provincial Companies have experienced significant growth in the total number of subscribers from approximately 13.85 million as of 31 December 2001 to approximately 24.50 million as of 31 December 2003. The Directors believe that the Acquisition will enhance the Listed Group’s leading position in the mobile telecommunications market in China.

On a pro forma basis, based on information as of 31 December 2003, the number of subscribers of the Listed Group will increase from approximately 141.62 million before the Acquisition, or approximately 52.7% of all mobile subscribers in Mainland China as of such date, to approximately 166.12 million after the Acquisition, or approximately 61.8% of all mobile subscribers in Mainland China as of such date. The Acquisition will expand the areas where the Listed Group operates. The population in these areas will increase from approximately 1.05 billion to approximately 1.29 billion. The Directors believe that the Acquisition will provide a solid foundation for the Listed Group’s future growth.

Upon completion of the Acquisition, the Listed Group will consolidate the network and business coordination functions of the thirty-one provinces, autonomous regions and directly administered municipalities throughout the country through CMC, thereby ensuring the efficient implementation of network expansion and improvement strategies and the promotion of management efficiency and operational synergies. Furthermore, with the integration of the design and consulting functions of Jingyi Design Institute, the Listed Group can better control the quality of network design and planning.

LETTER FROM THE CHAIRMAN

Assuming that the Acquisition had taken place on 1 January 2003, the pro forma operating revenue, adjusted EBITDA and net profit of the Combined Group for the year ended 31 December 2003 are set out below.

	For the year ended 31 December 2003
	Before Acquisition			After Acquisition
	Target Group Historical	The Listed Group Historical	Pro forma adjustments	Note		Combined Group
	(RMB millions)	(RMB millions)	(RMB millions)			(RMB millions)
Operating revenue	20,645	158,604	(181)	(a	)	179,068
Adjusted EBITDA	9,385	92,278				101,663
Net profit before revaluation deficit	2,112	35,556	633	(b	)	37,467
			(169)	(c	)
			(354)	(d	)
			(222)	(e	)
			(89)	(f	)
Deficit on revaluation of fixed assets	(3,470)	—				(3,470)
Net (loss)/profit	(1,358)	35,556				33,997

(a)	Elimination of the intercompany transactions between the Target Group and the Listed Group on a combined basis.
(b)	In connection with the Acquisition, the Target Group’s fixed assets were revalued as at 31 December 2003 as required by the relevant PRC rules and regulations, resulting in a net revaluation deficit recorded on such date. The adjustment represents the reduction in depreciation charges resulting from the revaluation of the fixed assets as if the revaluation result had been recorded on 1 January 2003.
(c)	To adjust for reduction in the interest income for the initial cash consideration to be taken from the internal resources of the Listed Group as if the transaction had taken place on 1 January 2003.
(d)	To record the interest expense of the deferred consideration at 2.595% per annum as if the Acquisition had taken place on 1 January 2003. The interest expense is not deductible for taxation purposes.
(e)	To record the amortisation of positive goodwill as a result of the acquisition of the Target Companies as if the acquisition had taken place on 1 January 2003. The amortisation is calculated to write off the cost of positive goodwill on a straight line basis over 20 years.
(f)	To record the tax effect of the pro forma adjustment described in note (b) and (c) above.

The unaudited pro forma balance sheet of the Combined Group as at 31 December 2003 is set out in Appendix IV to this circular.

The unaudited pro forma financial information of the Combined Group is based on a number of assumptions, estimates, uncertainties and currently available information, and is provided for illustrative purposes. Accordingly, as a result of the uncertain nature of the unaudited pro forma financial information of the Combined Group, it may not give a true picture of the actual financial position or results of the Combined Group’s operations that would have been attained had the Acquisition actually occurred on the date indicated herein. Further, the unaudited pro forma financial information of the Combined Group does not purport to predict the Combined Group’s future financial position or results of operations.

The text of the letter from KPMG in respect of the unaudited pro forma financial information of the Combined Group is set out in Appendix IV to this circular.

LETTER FROM THE CHAIRMAN

Summary Operating and Other Data

The following table sets out certain summary operating and other data of the Listed Group and the group of Target Provincial Companies.

	As of or for the year ended 31 December
	2001		2002		2003
The Listed Group
Total population base (in millions)(1)	1,040.2		1,045.9		1,046.6
Mobile penetration rate (%)(2)	12.0		17.0		22.0
Total Subscribers (in millions)	90.6		117.7		141.6
Market share (%)(3)	72.7		67.0		64.8
Average usage per user per month (minutes/user/month)	234		207		240
Average revenue per user per month (RMB/user/month)	141	(4)	115	(4)	102

The Group of Target Provincial Companies
Total population base (in millions)(1)	227.7		229.3		230.8
Mobile penetration rate (%)(2)	8.9		12.8		16.8
Total Subscribers (in millions)	13.8		18.9		24.5
Market share (%)(3)	70.4		66.2		64.3
Average usage per user per month (minutes/user/month)	231		241		265
Average revenue per user per month (RMB/user/month)	119		91		79

(1)	Sources: 2001 Provincial Statistical Yearbooks and 2002 Provincial Statistical Yearbooks with respect to the data for the years 2001 and 2002. The data for the year 2003 are estimated by the Listed Group or the Target Provincial Companies.
(2)	Sources: Calculated according to information published by the MII.
(3)	Calculated according to the Listed Group’s or the Target Provincial Companies’ estimates of the total number of mobile telecommunications subscribers, including subscribers of other operators, in the relevant geographical regions.
(4)	Represents pro forma figure, which means it is assumed that the Listed Group’s existing structure (including twenty-one mobile telecommunications companies) was in place from 1 January 2001.

As of 31 December 2003, the Combined Group had a total of approximately 166.12 million subscribers and the mobile penetration rate of the 31 provinces, autonomous regions and municipalities in which the Combined Group operates is approximately 20.92% according to the calculations of the MII.

LETTER FROM THE CHAIRMAN

7.	PROSPECTIVE FINANCIAL INFORMATION

The Company and the Target Companies have prepared certain prospective financial information in respect of the Target Companies for the year ending 31 December 2004. There is no present intention to update this information during the year or to publish such information in future years, although the Directors are aware of the requirements of Notes 9 and 10 to Rule 13.09(1) of the Listing Rules. This information is necessarily based upon a number of assumptions (see Appendix V) that, while presented with numerical specificity and considered reasonable by the Company and the Target Companies, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and the Target Companies, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that these results will be realised. The prospective financial information presented below may vary from actual results, and these variations may be material.

The Company and the Target Companies believe that, on the bases and the assumptions discussed in Appendix V, the combined net profit of the Target Group for the year ending 31 December 2004 is unlikely to be less than RMB3,117 million (equivalent to approximately HK$2,924 million) under accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”). The texts of the letters from KPMG, CICC, Goldman Sachs and UBS in respect of the profit forecast are set out in Appendix V to this circular.

On the same bases and assumptions for the profit forecast, the Company and the Target Companies believe that the combined adjusted EBITDA of the Target Group for the year ending 31 December 2004 is unlikely to be less than RMB11,971 million (equivalent to approximately HK$11,229 million). The Company and the Target Companies are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending 31 December 2004 which would affect the prospective financial information presented.

The consolidated accounts of the Company and its subsidiaries for the year ending 31 December 2004 will be audited by their independent auditors. The Company’s annual report for 2004 will discuss the performance of the Target Group and will address the profit forecast of the Target Group contained in this circular and provide an explanation of material differences, if any, between such profit forecast and the audited results of the Target Group prepared under Hong Kong GAAP.

LETTER FROM THE CHAIRMAN

8.	RELATIONSHIP WITH CMCC AND CONNECTED TRANSACTIONS

Upon completion of the Acquisition, CMCC will remain our ultimate controlling shareholder, indirectly holding an approximately 75.7% interest in the issued share capital of the Company. CMCC will be responsible for the operations of its subsidiaries (other than the Combined Group) and will exercise its rights as our controlling shareholder, while the Company will be responsible for the operations of its mobile businesses throughout Mainland China.

A number of transactions have been entered into between the Target Companies and subsidiaries of CMCC, which will constitute continuing connected transactions for the Company under the Listing Rules upon completion of the Acquisition. These transactions include:

(a)	property leasing and property management services in relation to properties leased by the Target Companies and CMCC;

(b)	telecommunications project planning, design and construction services provided by subsidiaries of CMCC to certain of the Target Provincial Companies;

(c)	telecommunications line and pipeline construction services provided by subsidiaries of CMCC to certain of the Target Provincial Companies; and

(d)	telecommunications line maintenance services provided by subsidiaries of CMCC to certain of the Target Provincial Companies.

Because the above connected transactions are conducted on normal commercial terms and the value of the consideration furnished under each category of connected transactions listed above is less than the de minimis benchmark set out in Rule 14A.33(3) of the Listing Rules, these connected transactions are exempt from the reporting, announcement and independent shareholders approval requirements under the Listing Rules.

9.	EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on 16 June 2004 at 3:30 p.m. (or as soon thereafter as the annual general meeting of the Company to be convened at 2:30 p.m. at the same place and date shall have been concluded or adjourned), is set out at the end of this circular. An ordinary resolution will be proposed to approve the Acquisition. The vote of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll.

In accordance with the Listing Rules, CMBVI, the controlling shareholder of the Company which is beneficially interested in approximately 75.7% of the issued share capital of the Company as at the Latest Practicable Date and controls the voting right in respect of all its shares in the Company, and its respective Associates, will abstain from voting on the resolution to approve the Acquisition at the Extraordinary General Meeting.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not Shareholders are able to attend the Extraordinary General Meeting, they are requested to complete and return the enclosed form of proxy to the Company’s registered office at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event at least 36 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

LETTER FROM THE CHAIRMAN

10.	RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

Rothschild has been retained as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition.

The Independent Board Committee, having taken into account the advice of Rothschild, considers, from a financial perspective, that the terms of the Acquisition Agreement are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolution to approve the Acquisition, as detailed in the notice of the Extraordinary General Meeting set out at the end of this circular. The letter from Rothschild containing its advice and recommendation and the principal factors and reasons taken into account in arriving at its recommendation is set out on pages 23 to 40 of this circular.

11.	ADDITIONAL INFORMATION

Your attention is drawn to the letter of the Independent Board Committee set out on pages 21 to 22 of this circular, the letter set out on pages 23 to 40 of this circular from Rothschild, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition, and to the information set out in the appendices to this circular.

By Order of the Board
China Mobile (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

LETTER FROM INDEPENDENT BOARD COMMITTEE

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

3 May 2004

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

AND CONNECTED TRANSACTION

Acquisition of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang

Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI,

Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI,

Zhongjing Design Institute BVI and CMC BVI

We refer to the circular (the “Circular”) dated 3 May 2004 issued by the Company to its Shareholders and, for information only, its Noteholders and Convertible Noteholders of which this letter forms part. The terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 28 April 2004, the Board announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire, and CMBVI agreed to sell, the entire issued share capital of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI, subject to certain conditions.

The Independent Board Committee was formed on 28 April 2004 to make a recommendation to the Independent Shareholders as to whether or not the terms of the Acquisition, from a financial perspective, are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Acquisition is in the interests of the Company and the Shareholders as a whole. Rothschild has been retained as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Acquisition from a financial perspective.

The terms and the reasons for the Acquisition (including arrangements regarding the financing of the Acquisition) are summarised in the Letter from the Chairman set out on pages 8 to 20 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for the Acquisition and the basis upon which the terms of the Acquisition have been determined. We have also considered the key factors taken into account by Rothschild in arriving at its opinion regarding the terms of the Acquisition as set out in the letter from Rothschild on pages 23 to 40 of the Circular, which we urge you to read carefully.

LETTER FROM INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, after taking advice from Rothschild, concurs with the views of Rothschild and considers, from a financial perspective, that the terms of the Acquisition Agreement are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, the Independent Board Committee recommends that Independent Shareholders vote in favour of the ordinary resolution to approve the Acquisition, as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.

Yours faithfully
Lo Ka Shui
Frank Wong Kwong Shing
Moses Cheng Mo Chi
Independent Board Committee

LETTER FROM ROTHSCHILD

3 May 2004

To the Independent Board Committee

and the Independent Shareholders of

China Mobile (Hong Kong) Limited

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION

AND CONNECTED TRANSACTION

Acquisition of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang

Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI,

Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI,

Zhongjing Design Institute BVI and CMC BVI

We refer to the Acquisition Agreement, details of which are contained in the circular (the “Circular”) of the Company dated 3 May 2004 to the Shareholders and, for information only, the Noteholders and the Convertible Noteholders, of which this letter forms part. Rothschild has been retained as the independent financial adviser by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Acquisition, from a financial perspective, are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Acquisition is in the interests of the Company and the Shareholders as a whole.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

As at the Latest Practicable Date, CMBVI owned approximately 75.7% of the issued share capital of the Company. Pursuant to the Listing Rules, the Acquisition constitutes both a discloseable and a connected transaction for the Company. Accordingly, the Acquisition is subject to, inter alia, the Independent Shareholders’ approval at the Extraordinary General Meeting to be taken by poll. CMBVI and its Associates will abstain from voting at the Extraordinary General Meeting.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Board. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there

N M Rothschild & Sons (Hong Kong) Limited	Telephone: (852) 2525-5333
16th Floor, Alexandra House	Fax: (852) 2868-1728
16–20 Chater Road Central	(852) 2810-6997
Hong Kong SAR

LETTER FROM ROTHSCHILD

are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Listed Group or the Target Group.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.	Background and rationale

Currently, the Listed Group provides mobile telecommunications services in 21 provinces, autonomous regions and directly administered municipalities in Mainland China. As noted in the “Letter from the Chairman” in the Circular, the Board is of the view that the completion of the Acquisition marks an important step for the Company as it enables the Listed Group to extend its network coverage and provide mobile services to all provinces, autonomous regions and directly administered municipalities throughout Mainland China. The Acquisition should also allow the Listed Group to consolidate its position as the market leader and further capitalise on the growth potential of the Chinese telecommunications industry, which should ultimately create value for its investors.

Each of the Target Provincial Companies is the leading provider of mobile telecommunications services in its respective operating region. Market shares for the Target Provincial Companies range from approximately 55.3% to 93.3% in their respective markets as at 31 December 2003 with a weighted average market share collectively of approximately 64.3%. The Acquisition will expand the areas where the Listed Group operates, and the population in such areas will increase from approximately 1.05 billion as at 31 December 2003, before the Acquisition, to approximately 1.29 billion as of such date after completion of the Acquisition. Total subscriber number of the Listed Group will increase from approximately 141.62 million as at 31 December 2003, before the Acquisition, to approximately 166.12 million as of such date after completion of the Acquisition, representing an increase of approximately 24.5 million subscribers or approximately 17.3%.

The Directors believe that, upon completion of the Acquisition, a continuous, nationwide network and service coverage in Mainland China will allow the Listed Group to better develop and execute a centralised strategy for an integrated business throughout the country, to provide better services to its customers, and to extract further value via enhanced economies of scale.

Currently, Mainland China is the largest telecommunications market in the world in terms of the overall number of subscribers. According to the MII, the number of mobile telecommunications subscribers has exceeded that of fixed line subscribers since October 2003. From the end of 2001 to the end of 2003, mobile telecommunications subscribers increased from approximately 145 million to approximately 269 million, with a compound annual growth rate of approximately 36.2%, making the mobile telecommunications sector one of the fastest growing sectors within the telecommunications industry in Mainland China.

LETTER FROM ROTHSCHILD

Despite achieving such rapid growth, the overall mobile penetration rate in Mainland China remains relatively low at approximately 20.9% at the end of 2003, compared to the other Asian markets such as Hong Kong, Singapore, Japan and South Korea, with mobile penetration rates of approximately 106%, 83.5%, 62.7% and 69.6%, respectively, and the other international markets such as the United States and the United Kingdom with mobile penetration rates of approximately 51.9% and 88.5%, respectively, at the end of 2003. Furthermore, the weighted average mobile penetration rate for the regions in which the Target Provincial Companies operate is even lower, at approximately 16.8% at the end of 2003. As such, in addition to network and services extension, the Acquisition should also provide the Listed Group with an opportunity for future growth. Further background information on the Target Provincial Companies is set out in Appendix I to the Circular.

As part of the Acquisition, the Company will also acquire a 100% interest in each of CMC and Jingyi Design Institute. CMC provides certain network and business coordination functions for the Target Provincial Companies and the Listed Group. Given that the Listed Group, following the Acquisition, will have a nationwide network coverage and mobile services provisioning in Mainland China, accordingly, it is natural to consolidate and centralise these coordination functions under the same group. The integration of CMC is expected to enhance the Listed Group’s abilities to implement its strategies for network expansion and upgrade in the future, improve management efficiencies and generate further operational synergies.

Jingyi Design Institute is a large-scale design institute providing telecommunications network design and consulting services. The addition of Jingyi Design Institute should enable the Listed Group to better control the quality of network construction, and achieve higher efficiencies.

On the above basis, we concur with the Board’s view that the Acquisition represents an attractive opportunity for the Listed Group to consolidate its position as the market leader and further capitalise on the growth potential of the Chinese telecommunications industry. We also concur with the Board that this should in turn enhance the Listed Group’s growth prospects, and ultimately create value for its investors.

2.	The Acquisition

(a)	Assets to be acquired

The Company has conditionally agreed to acquire from CMBVI the entire issued share capital of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI for a total consideration of US$3,650 million (equivalent to approximately HK$28,468.2 million). The only asset of each of the Target BVI Companies is its entire interest in the respective Target Companies.

Each of the 10 Target Provincial Companies is the leading provider of mobile telecommunications services in its respective geographical region and offers mobile communications services using GSM technology. Each of the Target Provincial Companies is also a major provider of wireless data and Internet Protocol communications services in its

LETTER FROM ROTHSCHILD

respective geographical region. The table below sets out the respective number of subscribers and the respective estimated market share of each of the Target Provincial Companies and the Listed Group as at 31 December 2003:

	As at 31 December 2003
	Number of subscribers	Market share (Note)
	(thousands)	(%)
Neimenggu Mobile	3,079	64.3
Jilin Mobile	3,830	66.6
Heilongjiang Mobile	4,923	58.5
Guizhou Mobile	2,634	79.9
Yunnan Mobile	4,249	67.6
Xizang Mobile	309	93.3
Gansu Mobile	1,714	61.9
Qinghai Mobile	625	62.3
Ningxia Mobile	805	65.7
Xinjiang Mobile	2,329	55.3

Target combined	24,497	64.3

The Listed Group	141,616	64.8

Source:	Company

Note:	Calculated based on the total number of mobile telecommunications subscribers in the relevant geographical regions as estimated by the Target Provincial Companies and the Listed Group (as the case may be).

CMC carries out certain network and business coordination functions for the Target Provincial Companies and the Listed Group, including, among other things, the coordination of network operations, network construction projects and nation-wide advertising and marketing campaigns, the coordination of spectrum, the operation of national roaming settlement and billing backup facilities, research and development (including the setting and the coordination of technical specifications and standards) and certain administrative functions.

Jingyi Design Institute primarily provides design and consulting services for telecommunications operators. Its major customers include CMCC, China Telecommunications Corporation, China Unicom, China Netcom Group and China Satellite Communications Corporation. We note that Jingyi Design Institute has the capability and necessary qualifications to carry out large-scale and sophisticated work in the design of wireless and wireline telecommunications networks.

Further operational information on the Target Companies is set out in Appendix I to the Circular.

LETTER FROM ROTHSCHILD

We summarise below the historical (a) revenue, (b) adjusted EBITDA, (c) net profit before revaluation deficit, and (d) net profit/(loss) of the Target Group for each of the three years ended 31 December 2003, which were extracted from or calculated based on Appendix II to the Circular.

	Year ended 31 December
	2001	2002	2003
Revenue
(RMB million)	15,880	17,843	20,645
(HK$ million)	14,895	16,737	19,365
(US$ million)	1,919	2,156	2,494

Adjusted EBITDA
(RMB million)	7,479	8,373	9,385
(HK$ million)	7,015	7,854	8,803
(US$ million)	904	1,012	1,134

Net profit before revaluation deficit (Note)
(RMB million)	n.a.	n.a.	2,112
(HK$ million)	n.a.	n.a.	1,981
(US$ million)	n.a.	n.a.	255

Net profit/(loss)
(RMB million)	2,593	2,214	(1,358)
(HK$ million)	2,432	2,077	(1,274)
(US$ million)	313	267	(164)

Note:	In connection with the Acquisition, the Target Group’s fixed assets were revalued as at 31 December 2003 as required by the relevant PRC rules and regulations, resulting in a revaluation deficit of approximately RMB3,470 million (equivalent to approximately HK$3,255 million) recorded on such date.

It should be noted that the net loss of the Target Group for the year ended 31 December 2003 of approximately RMB1,358 million (equivalent to approximately HK$1,274 million) was due to the deduction of a deficit arising from the revaluation of certain fixed assets in relation to the Acquisition as required by the relevant PRC rules and regulations. Shareholders should note that such revaluation deficit is non-cash in nature and does not impact the cash flow of the Target Group. We note from Note (11) to the Accountants’ Report of the Target Group set out in Appendix II to the Circular that, other than revaluation carried out in compliance with relevant PRC rules and regulations, the Target Group has no plan to revalue its fixed assets on a regular basis. The net profit before revaluation deficit of the Target Group for the year ended 31 December 2003 was approximately RMB2,112 million (equivalent to approximately HK$1,981 million).

LETTER FROM ROTHSCHILD

Based on the assumptions set out in Appendix V to the Circular, the Company and the Target Companies believe that the combined net profit and the combined adjusted EBITDA of the Target Group for the year ending 31 December 2004 is unlikely to be less than RMB3,117 million and RMB11,971 million, respectively, equivalent to approximately HK$2,924 million and approximately HK$11,229 million, respectively.

As at 31 December 2003, the combined net assets of the Target Group amounted to approximately RMB25,766 million (equivalent to approximately HK$24,168 million). Please refer to Appendix II to the Circular for the Accountant’s Report of the Target Group.

(b)	Basis of the consideration

The Acquisition was negotiated and entered into on an arm’s length basis between the Company and CMBVI and based on normal commercial terms. We understand that the total consideration of US$3,650 million (equivalent to approximately HK$28,468.2 million) was determined based on various factors, including the quality of the assets being acquired and their long-term growth prospects, their current and future earnings potential, current financial positions and future investment needs, as well as by reference to other financial and operational factors. In addition, the Company will also assume the net indebtedness of the Target Companies of approximately RMB3,878 million (equivalent to approximately US$469 million or approximately HK$3,638 million) as at 31 December 2003.

(c)	Financing of the consideration

Under the Acquisition Agreement, the total consideration for the Acquisition of US$3,650 million (equivalent to approximately HK$28,468.2 million) will be satisfied by the payment of an initial consideration in cash to CMBVI of US$2,000 million (equivalent to approximately HK$15,599.0 million) upon completion of the Acquisition, and a deferred consideration of US$1,650 million (equivalent to approximately HK$12,869.2 million). The initial payment represents approximately 54.8% of the total consideration for the Acquisition.

The Company intends to finance the initial consideration of US$2,000 million (equivalent to approximately HK$15,599.0 million) by using existing internal cash resources. We note from Appendix III to the Circular that the Listed Group had a cash position (including cash, cash equivalents and bank deposits) of approximately RMB56,356 million (equivalent to approximately HK$52,862 million) and a net cash position (being total cash less total debt) of approximately RMB11,756 million (equivalent to approximately HK$11,027 million) as at 31 December 2003.

The deferred consideration is payable 15 years after the date of completion of the Acquisition. The Company intends to finance the deferred consideration using internal cash resources and/or proceeds from future external financing, which may include bank financing, the possible issuance of bonds or other sources.

The deferred consideration is subject to interest payable semi-annually to CMBVI on the actual amount of deferred consideration remaining unpaid from the date of completion of the Acquisition, calculated on a daily accrual basis and at the two-year US dollar LIBOR swap rate

LETTER FROM ROTHSCHILD

at 11 a.m. (New York City time) on 26 April 2004, being the second Business Day preceding the date of the Acquisition Agreement for the first two years after completion of the Acquisition. Thereafter, the interest rate is adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11 a.m. (New York City time) on the relevant Interest Determination Date.

It is noted that the deferred consideration is subordinated to other senior debts of the Company incurred from time to time including, but not by this reference limited to, the US$600 million Notes and the US$690 million Convertible Notes issued by the Company in 1999 and 2000, respectively.

The Company may make early payment of all or part of the deferred consideration, from time to time, at any time after completion of the Acquisition in its absolute discretion without penalty. Such early payment can be made only if it does not have a significant impact on the Company’s ability to repay any senior debt to which the deferred consideration is subordinated.

We consider the financing structure for the Acquisition is favourable in particular for the following reasons:

•	the deferred payment mechanism provides a 15 year payment period for the deferred consideration and an early payment option without penalty, thereby ensuring the Company considerable funding flexibility;

•	the payment mechanism utilises the considerable cash resources of the Company and effectively utilises available resources of the Combined Group;

•	the deferred payment provides an opportunity to optimise the current capital structure of the Company; and

•	the payment provides financing at more favourable rates than financing via debt or bank loans at present market rates.

(d)	Valuation of the Target Group

The total consideration for the Acquisition of US$3,650 million (equivalent to approximately HK$28,468.2 million) implies an enterprise value (“EV”) for the Target Group of approximately US$4,119 million (equivalent to approximately HK$32,122 million), being the equity value (the total consideration to be paid for the Acquisition) plus net debt of the Target Group to be assumed by the Listed Group of approximately RMB3,878 million (equivalent to approximately US$469 million or approximately HK$3,638 million).

We have analysed the consideration for the Acquisition using three valuation methodologies, namely discounted cash flow (“DCF”) analysis, comparable company analysis and recent merger and acquisition transactions of mobile companies.

LETTER FROM ROTHSCHILD

(i)	Discounted cash flow analysis

We have used DCF analysis as a primary valuation tool as it reflects the future cash flows of the Target Group, taking into account the characteristics of the market, competition in the sector, regulatory environment, the Target Group’s cost structure and capital expenditure requirements as well as the profile of the subscriber bases.

Our DCF model is driven by the parameters from the long-term business plans and forecasts of the Target Group obtained from the Target Group and/or the Company. We have reviewed the key assumptions and operating benchmarks of the Target Group, and compared our forecasts against the key business assumptions provided by the Company in the context of the overall Mainland China mobile market conditions, as well as researching the performance of other mobile operators in comparable markets.

The enterprise value of approximately US$4,119 million (equivalent to approximately HK$32,122 million) for the Acquisition implied by the consideration is reasonable in the context of our DCF valuation.

(ii)	Comparable company analysis

We have conducted comparable company analysis using ratios commonly applied in the telecommunications industry, in particular price/earnings and EV/EBITDA multiples. Price/earnings and EV/EBITDA multiples are the most commonly used comparable company multiples in the telecoms sector. We have also used EV/subscriber as a further cross check, though it is less relevant in comparing companies across markets with different wealth and telecoms market dynamics. Price/net book value ratio has not been relied upon as it is not particularly useful in analysing companies in a high growth and capital intensive sector such as telecommunications, and does not take account of differences in accounting treatments for depreciation in different countries.

The consideration of US$3,650 million (equivalent to approximately HK$28,468.2 million) and enterprise value of approximately US$4,119 million (equivalent to approximately HK$32,122 million) for the Acquisition implies a 2004 price/earnings of approximately 9.69 times, a 2004 EV/EBITDA of approximately 2.85 times and a 2004 EV/subscriber of approximately US$142 (equivalent to approximately HK$1,127), based on the combined 2004 forecast net profit of RMB3,117 million (equivalent to approximately HK$2,924 million), the combined 2004 forecast adjusted EBITDA of RMB11,971 million (equivalent to approximately HK$11,229 million), and the estimated subscriber number of 28.93 million as of 31 December 2004 for the Target Group as set out in the “Letter from the Chairman” in the Circular.

Since the Target Group shares a number of characteristics with CMHK in terms of market position, relative ARPU levels and quality of subscriber base, and like CMHK is exclusively engaged in providing mobile services in China, we consider that CMHK represents the best comparable for the Target Group. Based on the closing price of HK$20.80 per share of CMHK on 27 April 2004, the 2004 price/earnings, EV/EBITDA

LETTER FROM ROTHSCHILD

and EV/subscriber multiples implied by the Acquisition represent a discount of approximately 17.1%, 35.4% and 53.9%, respectively, to CMHK’s corresponding estimated multiples (see table below). Based on the one calendar month average closing price of HK$22.39 per share of CMHK from 28 March 2004 to 27 April 2004, the 2004 price/earnings, EV/EBITDA and EV/subscriber multiples implied by the Acquisition represent a discount of approximately 23.0%, 40.1% and 57.2%, respectively, to CMHK’s corresponding estimated multiples (see table below).

China Unicom, another Hong Kong listed telecommunications operator with a mobile business in Mainland China, is also considered to be a close comparable to the Target Group. We note that China Unicom is less comparable than CMHK for the purpose of valuing the Target Group, partly due to the fact that it is an integrated provider of telecommunications services, offering long distance, data and Internet services as well. Nonetheless, it is noted that China Unicom recently sold its paging business, and therefore mobile services constitute an increasing majority of its businesses. Based on the closing price of HK$6.40 per share of China Unicom on 27 April 2004, the 2004 price/earnings and EV/EBITDA multiples implied by the Acquisition represent a discount of approximately 28.3% and 33.4%, respectively, to China Unicom’s corresponding estimated multiples; while the 2004 EV/subscriber implied by the Acquisition represents a slight premium of approximately 3.7% to China Unicom’s estimated EV/subscriber (see table below). Based on the one calendar month average closing price of HK$6.93 per share of China Unicom from 28 March 2004 to 27 April 2004, the 2004 price/earnings, EV/EBITDA and EV/subscriber multiples implied by the Acquisition represent a discount of approximately 32.9%, 36.5% and 1.4%, respectively, to China Unicom’s corresponding estimated multiples (see table below).

LETTER FROM ROTHSCHILD

	Price/forecast earnings 2004 (full year)	EV/forecast EBITDA 2004 (full year)	EV/estimated subscribers (end of 2004)
	(times)(3)	(times)(3)	(US$)(3)
Target Group	9.69	2.85	142

Based on 27 April 2004 closing share prices(1)
CMHK	11.69	4.41	308
China Unicom	13.51	4.28	137
Acquisition discount/(premium) to CMHK	17.1%	35.4%	53.9%
Acquisition discount/(premium) to China Unicom	28.3%	33.4%	(3.7)%

Based on one calendar month average closing share prices(2)
CMHK	12.59	4.76	332
China Unicom	14.43	4.49	144
Acquisition discount/(premium) to CMHK	23.0%	40.1%	57.2%
Acquisition discount/(premium) to China Unicom	32.9%	36.5%	1.4%

Notes:

1.	Closing share prices for CMHK and China Unicom as of 27 April 2004 (the last trading day prior to the date of the Acquisition Agreement) (Source: Bloomberg).
2.	One calendar month average closing share prices for CMHK and China Unicom are calculated based on the closing share prices from 28 March 2004 to 27 April 2004 for the respective companies (Source: Bloomberg).
3.	Forecast 2004 earnings (full year), 2004 EBITDA (full year) and 2004 year end subscriber numbers for CMHK and China Unicom are based on consensus brokers’ estimates.

We have also prepared a list of comparable public mobile companies, which are further divided into four broad categories — mobile companies in developing Asia, other emerging markets, developed Asia and developed Europe/America. These operators show a varying degree of common characteristics with the Target Group in terms of penetration rate, levels of income, ARPU and growth potential. These factors have been taken into account in our valuation assessment. The valuation benchmarks implied by the consideration for the Acquisition are reasonable when compared to the mean of the comparable company trading multiples.

LETTER FROM ROTHSCHILD

(iii)	Comparable transaction analysis

Our analysis also includes research into recent merger and acquisition transactions in the global mobile sector. The following table sets out our findings:

	Transaction year price/ earnings (full year)	Transaction year EV/ EBITDA (full year)	Transaction year EV/ subscriber (year end)
	(times)	(times)	(US$)
Recent cellular transactions worldwide
High	21.39	8.90	2,000
Low	9.53	3.07	135
Mean	15.61	6.35	999

We consider that the valuation benchmarks implied by the consideration under the Acquisition Agreement are reasonable when compared to recent merger and acquisition transactions in the global mobile sector.

Benchmarks derived from comparable transaction analysis do not take into account regulatory, accounting, economic and competitive differences in various countries. Our list of mobile transactions includes targets in developed and developing countries with a mixture of penetration rates, ARPU and levels of income. We have taken into account relative subscriber growth and ARPU levels in our analysis of these valuation benchmarks.

We have also considered the previous provincial asset acquisitions undertaken by CMHK in 1999, 2000 and 2002. However, we do not consider the pricing of the 1999 and 2000 acquisitions to be directly comparable when considering the Acquisition, as market valuation has changed significantly since these acquisitions were completed. In particular, price/earnings, EV/EBITDA and EV/subscriber multiples for the telecoms sector are significantly lower than in 1999 and 2000, which reflects the re-rating of telecommunications stocks by investors. When compared to the 2002 acquisition undertaken by CMHK, the 2004 price/earnings, EV/EBITDA and EV/subscriber multiples implied by the Acquisition represent a discount of approximately 23.7%, 45.2% and 60.1%, respectively.

On the basis of the above analyses under which, in particular: (i) the EV of the Target Group based on the consideration for the Acquisition is reasonable in the context of our DCF valuation; (ii) the implied 2004 price/earnings and EV/EBITDA multiples for the Acquisition are at an overall discount to the corresponding multiples of CMHK and China Unicom, the closest comparable companies to the Target Group; and (iii) the implied 2004 price/earnings, EV/EBITDA and EV/subscriber multiples for the Acquisition are reasonable when compared to the

LETTER FROM ROTHSCHILD

recent merger and acquisition transactions in the global mobile sector and the 2002 acquisition undertaken by the Company, we consider the consideration for the Acquisition to be fair and reasonable so far as the Independent Shareholders are concerned.

(e)	Conditions of the Acquisition

Completion of the Acquisition Agreement is conditional upon fulfilment of various conditions on or before 30 September 2004 or such other date as CMBVI and the Company may agree. These conditions include the approval of the Acquisition by the Independent Shareholders at the Extraordinary General Meeting, no material adverse changes to the financial and operational conditions and prospects of the Target Companies, and the receipt of various PRC regulatory approvals and registrations.

3.	Pro forma effects on the Listed Group

We have conducted various analyses on the pro forma effects of the Acquisition on the Listed Group, which were prepared, for illustrative purposes only, based on the audited financials of the Target Group and the Listed Group and the unaudited pro forma financials of the Combined Group as set out in Appendices II to IV to the Circular. It should be noted that the pro forma figures in the Circular were prepared by the management of the Listed Group on the basis and assumptions as set out in Appendix IV to the Circular.

We summarise in the following table the key financial information of the Listed Group, before and after completion of the Acquisition, the cash payment of the initial consideration and the deferred consideration in relation to the Acquisition, which we have used in our demonstration of the pro forma effects of the Acquisition on the Listed Group. As discussed above, the following pro forma figures of the Combined Group were prepared based on various assumptions, including:

(a)	for the purpose of profit and loss analysis, the Acquisition had taken place on 1 January 2003 and for the purpose of balance sheet analysis, the Acquisition had taken place on 31 December 2003;

(b)	the total consideration for the Acquisition is US$3,650 million (equivalent to approximately HK$28,468.2 million), including an initial consideration of US$2,000 million (equivalent to approximately HK$15,599.0 million) paid using existing internal cash resources of the Listed Group; and

(c)	the deferred consideration is US$1,650 million (equivalent to approximately HK$12,869.2 million) with an interest rate of 2.595% per annum, being the two-year US dollar LIBOR swap rate at 11 am (New York City time) on 26 April 2004. The interest expense is not deductible for taxation purposes.

LETTER FROM ROTHSCHILD

	Year ended 31 December 2003
	The Listed Group	The Combined Group
	(Actual)	(Pro forma)
Revenue
(RMB million)	158,604	179,068
(HK$ million)	148,770	167,965
(US$ million)	19,163	21,635

Adjusted EBITDA
(RMB million)	92,278	101,663
(HK$ million)	86,557	95,360
(US$ million)	11,149	12,283

Net profit before revaluation deficit
(RMB million)	35,556	37,467
(HK$ million)	33,351	35,144
(US$ million)	4,296	4,527

Net profit
(RMB million)	35,556	33,997
(HK$ million)	33,351	31,889
(US$ million)	4,296	4,108

Net interest expense
(RMB million)	1,292	1,889
(HK$ million)	1,212	1,772
(US$ million)	156	228

Interest coverage(1)
(times)	71.4	53.8

LETTER FROM ROTHSCHILD

	As at 31 December 2003
	The Listed Group	The Combined Group
	(Actual)	(Pro forma)
Net assets
(RMB million)	198,803	198,803
(HK$ million)	186,477	186,477
(US$ million)	24,020	24,020

Net assets per Share
(RMB)	10.11	10.11
(HK$)	9.48	9.48
(US$)	1.22	1.22

Total debt(2)
(RMB million)	44,600	63,430
(HK$ million)	41,835	59,497
(US$ million)	5,389	7,664

Net debt/(cash)(3)
(RMB million)	(11,756)	22,332
(HK$ million)	(11,027)	20,947
(US$ million)	(1,420)	2,698

Shareholders’ funds
(RMB million)	198,803	198,803
(HK$ million)	186,477	186,477
(US$ million)	24,020	24,020

Total debt/Total capitalisation(4)	18.3%	24.2%

Net debt/Shareholders’ funds	-5.9%	11.2%

Notes:

1.	Adjusted EBITDA divided by net interest expense.
2.	Sum of bank loans and other interest-bearing borrowings, bills payable, obligations under finance leases, and long term amount due to immediate holding companies.
3.	Total debt less cash, cash equivalents and bank deposits.
4.	Total capitalisation is the sum of total debt and shareholders’ funds.

LETTER FROM ROTHSCHILD

Adjusted EBITDA and earnings

Following completion of the Acquisition, the Target Companies will become indirect wholly-owned subsidiaries of the Company, and the financials of the Target Companies will be consolidated into the financial statements of the Combined Group.

As set out in the above table, the pro forma adjusted EBITDA of the Combined Group would be approximately HK$95,360 million for the year ended 31 December 2003, which represents an increase of approximately 10.2% from the actual adjusted EBITDA of the Listed Group (without taking into account the Acquisition) of approximately HK$86,557 million for the same period. The pro forma net profit before revaluation deficit for the Combined Group would be approximately HK$35,144 million for the year ended 31 December 2003, which also represents an increase of approximately 5.4% from the actual results of the Listed Group (without taking into account the Acquisition) of approximately HK$33,351 million for the same period. The pro forma net profit for the Combined Group would be reduced by approximately 4.4% to approximately HK$31,889 million after completion of the Acquisition. The Independent Shareholders should note that such reduction was primarily due to the deduction of a deficit arising from the revaluation of certain fixed assets of the Target Group in relation to the Acquisition as required by the relevant PRC rules and regulations which is non-cash in nature and does not impact the cash flow of the Combined Group.

Net assets and goodwill

The pro forma net assets of the Combined Group would remain unchanged following completion of the Acquisition. However, the net tangible assets of the Combined Group (calculated by deducting goodwill and net deferred tax assets from net assets) would decrease, mainly due to a goodwill recorded as a result of the Acquisition, to approximately HK$147,027 million as at 31 December 2003, which is approximately 2.8% lower than the actual net tangible assets of approximately HK$151,265 million reported by the Listed Group (without taking into account the Acquisition) as of the same date. Relatively, the pro forma net tangible asset value per Share of the Combined Group would be approximately HK$7.47 as at 31 December 2003, representing a decrease of approximately 2.8% from the actual net tangible asset value per Share of approximately HK$7.69 of the Listed Group (without taking into account the Acquisition) as of the same date.

Assuming the Acquisition took place on 1 January 2003, a goodwill of approximately HK$4,168 million would be created as the difference between the total consideration of US$3,650 million (equivalent to approximately HK$28,468.2 million) paid for the Acquisition and the fair value of the underlying net assets of the Target Group. This amount would be accrued and amortised on a straight line basis over 20 years, resulting in an annual amortisation charge of approximately HK$208 million. Such annual amortisation charge is expected to reduce the effect of the net profit contribution of the Target Group to the Combined Group in consolidation. Such amortisation charge

LETTER FROM ROTHSCHILD

represents an amount of approximately HK$0.01 per Share. However, it should be noted that the amortisation charge is non-cash in nature and will not affect the underlying cash flow of the Combined Group.

Gearing

The pro forma total debt of the Combined Group would be approximately HK$59,497 million as at 31 December 2003, representing an increase of approximately 42.2% from the actual total debt of approximately HK$41,835 million reported at the same date. The pro forma net debt would increase to approximately HK$20,947 million from the net cash position as at 31 December 2003, as a net result of financing the initial consideration with the existing cash resources of the Listed Group, increasing the Listed Group’s total debt by the deferred consideration and taking on the net indebtedness of the Target Companies. The pro forma net gearing of the Combined Group, defined as net debt divided by shareholders’ funds, would be approximately 11.2% as at 31 December 2003, compared to the actual net cash position of the Listed Group as of the same day. As also noted in the above table, the total debt/total capitalisation ratio would increase from approximately 18.3% to approximately 24.2%. However, we consider that the pro forma net gearing level of the Combined Group is at a comfortable level compared to other mobile operators around the world. Furthermore, the pro forma total cash of the Combined Group would be approximately RMB41,098 million (equivalent to approximately HK$38,550 million).

Interest cover

As noted in the above table, the pro forma net interest expenses of the Combined Group for the year ended 31 December 2003 would be approximately HK$1,772 million, increased from the Listed Group’s actual net financing costs of approximately HK$1,212 million for the same period. This is mainly attributable to the reduction in interest income for the cash payment of the initial consideration and increased interest expense for the deferred consideration as a result of the Acquisition. Accordingly, the Company’s interest cover, defined as the adjusted EBITDA over net interest expenses, would decrease from approximately 71.4 times to approximately 53.8 times for the year ended 31 December 2003. Although the interest cover would be decreased as a result of the Acquisition, we are of the view that such coverage ratio for the Combined Group remains at a comfortable level.

Shareholding

CMCC’s shareholding in the Company will not be changed as a result of the Acquisition.

LETTER FROM ROTHSCHILD

SUMMARY

Having considered the above principal factors and reasons, we would draw your attention to the following key factors in arriving at our recommendation:

(a)	the Acquisition will allow the Company to extend its network and service coverage throughout Mainland China, consolidate the Company’s position as the market leader, further capitalise on the growth potential of the Chinese telecommunications industry, and should ultimately create value for its investors;

(b)	the Acquisition was negotiated on an arm’s length basis. The financing of the consideration provides favourable terms, ensures considerable funding flexibility to the Company, effectively utilises its available resources, and provides an opportunity to optimise the capital structure of the Company;

(c)	the valuation of the Target Group implied by the consideration for the Acquisition (i) is reasonable in the context of our DCF valuation; (ii) represents a discount to the corresponding multiples of CMHK and China Unicom, the closest comparable companies to the Target Group; and (iii) is reasonable when compared to the recent merger and acquisition transactions in the global mobile sector and the provincial asset acquisition undertaken by CMHK in 2002;

(d)	the pro forma net profit of the Combined Group before revaluation deficit would increase; while the pro forma net profit of the Combined Group would decrease primarily due to revaluation deficit of the Target Group, if the Acquisition had taken place on 1 January 2003;

(e)	the pro forma net asset value of the Combined Group would remain unchanged, and the pro forma net tangible asset value of the Combined Group would decrease on both total and per Share basis as a result of the goodwill recorded for the Acquisition;

(f)	although the Combined Group would have a higher gearing and a lower interest cover following completion of the Acquisition, we are of the view that both would be at a comfortable level; and

(g)	CMCC will remain as the controlling Shareholder.

LETTER FROM ROTHSCHILD

RECOMMENDATION

Having considered the above principal factors and reasons, we consider, from a financial perspective, the terms of the Acquisition Agreement to be fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and its Shareholders as a whole. Accordingly, we advise the Independent Board Committee and the Independent Shareholders that the Independent Shareholders should vote in favour of the ordinary resolution to approve the Acquisition, as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.

Yours very truly,

For and on behalf of

N M Rothschild & Sons (Hong Kong) Limited

Kelvin Chau

Director

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

INDUSTRY BACKGROUND

The telecommunications industry in Mainland China has experienced rapid growth over the last three years. Mainland China is the world’s largest telecommunications market in terms of the overall number of subscribers. According to the MII, fixed line subscribers increased from approximately 180 million at the end of 2001 to approximately 263 million at the end of 2003 with an average compound growth rate of approximately 20.8% per annum. Over the same period, mobile telecommunications subscribers increased from approximately 145 million to approximately 269 million with an average compound growth rate of approximately 36.2% per annum. Since October 2003, the total number of mobile telecommunications subscribers has exceeded the total number of fixed line subscribers. The mobile telecommunications sector is one of the fastest growing sectors within the telecommunications industry in Mainland China.

Even though there has been rapid growth in the number of mobile telecommunications subscribers in recent years, the mobile penetration rate in Mainland China is still relatively low compared with other more developed international markets. Given the rapid growth of the economy in Mainland China, the mobile telecommunications market has significant potential for future growth.

Currently, the principal operators in the mobile telecommunications industry in Mainland China are CMCC (including the Listed Group) and China Unicom. China Telecommunications Corporation, China Netcom Group and China Railcom are the principal operators in the wireline telecommunications industry in Mainland China.

The MII regulates the telecommunications industry and provides industry policy guidance as well as exercising regulatory authority over all telecommunications service providers in Mainland China.

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

MARKET ENVIRONMENT OF THE TARGET PROVINCIAL COMPANIES

As of 31 December 2003, the total population in the ten provinces and autonomous regions in which the Target Provincial Companies operate was approximately 231 million, the GDP per capita was approximately RMB7,292, and the weighted average fixed line and mobile penetration rates were approximately 16.3% and 16.8%, respectively. The following table sets forth certain market environment data for Neimenggu (Inner Mongolia), Jilin, Heilongjiang, Guizhou, Yunnan, Xizang (Tibet), Gansu, Qinghai, Ningxia and Xinjiang for the periods indicated:

	As of or for the year ended 31 December
	2001	2002	2003
Population (in thousands)(1)
Neimenggu (Inner Mongolia)	23,775	23,786	23,878
Jilin	26,908	26,994	27,037
Heilongjiang	38,110	38,130	38,150
Guizhou	37,985	38,373	38,765
Yunnan	42,874	43,331	43,756
Xizang (Tibet)	2,630	2,670	2,710
Gansu	25,753	25,926	26,033
Qinghai	5,231	5,286	5,338
Ningxia	5,632	5,715	5,799
Xinjiang	18,760	19,050	19,340

Total	227,658	229,261	230,806

GDP per capita (RMB)(1)
Neimenggu (Inner Mongolia)	6,502	7,291	8,765
Jilin	7,553	8,321	9,327
Heilongjiang	9,344	10,181	11,620
Guizhou	2,856	3,088	3,339
Yunnan	4,839	5,152	5,619
Xizang (Tibet)	5,247	6,030	6,716
Gansu	4,165	4,480	4,998
Qinghai	5,754	6,451	7,308
Ningxia	5,291	5,757	6,639
Xinjiang	7,918	8,390	9,157

Weighted average	5,971	6,486	7,292

Fixed line penetration rate (%)(2)
Neimenggu (Inner Mongolia)	10.8	13.1	18.1
Jilin	15.3	17.7	22.1
Heilongjiang	15.1	17.5	23.0
Guizhou	6.0	7.2	8.7
Yunnan	8.3	10.2	11.1
Xizang (Tibet)	5.8	7.5	10.3
Gansu	9.6	12.5	15.5
Qinghai	9.0	11.0	14.4
Ningxia	12.4	15.0	17.5
Xinjiang	12.1	16.9	21.6

Weighted average	10.7	13.0	16.3

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

	As of or for the year ended 31 December
	2001	2002	2003
Mobile penetration rate (%)(2)
Neimenggu (Inner Mongolia)	9.6	14.6	19.8
Jilin	12.3	17.1	23.3
Heilongjiang	13.3	17.8	22.3
Guizhou	4.8	6.5	8.6
Yunnan	7.9	11.7	14.3
Xizang (Tibet)	4.3	8.0	12.0
Gansu	5.6	8.0	10.6
Qinghai	8.8	14.7	18.6
Ningxia	7.7	13.1	21.2
Xinjiang	9.4	15.8	21.9

Weighted average	8.9	12.8	16.8

(1) Sources:	2001 and 2002 Provincial Statistical Yearbooks with respect to the data for the years 2001 and 2002. The data for the year 2003 are estimated by the Target Provincial Companies.
(2) Sources:	Calculated according to data published by the MII.

OPERATIONS OF THE TARGET PROVINCIAL COMPANIES

The Target Provincial Companies are the leading providers of mobile telecommunications services in the respective provinces or autonomous regions in which they operate. The Target Provincial Companies currently offer mobile telecommunications services using GSM technology, and their networks cover virtually all of the cities and counties and the major roads and highways within their respective geographic regions. Each of the Target Provincial Companies is also a major provider of wireless data services and an important provider of Internet Protocol (“IP”) telecommunications services within the geographical region in which it operates.

1.	Key Operating Data

The Target Provincial Companies had a total of approximately 24.50 million mobile telecommunications subscribers as of 31 December 2003. Their estimated weighted average market share of mobile telecommunications subscribers was approximately 64.3% in the regions in which they operate as of 31 December 2003.

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

The following table sets out certain summary aggregated operating and other data of the Target Provincial Companies:

	As of or for the year ended 31 December
	2001	2002	2003
Subscribers (in thousands)	13,849	18,928	24,497
Contract Subscribers(1)	6,804	6,955	6,990
Prepaid Subscribers(1)	7,045	11,973	17,507
Market share (%)(2)	70.4	66.2	64.3
Total minutes of usage (in millions)	30,805	47,441	69,169
Average usage per user per month (minutes/user/month)	231	241	265
Contract Subscribers(1)	317	364	425
Prepaid Subscribers(1)	137	152	190
Average revenue per user per month (RMB/user/month)	119	91	79
Contract Subscribers(1)	169	143	141
Prepaid Subscribers(1)	64	53	50

(1)	For management reference purposes, contract subscribers are classified to include “GoTone” subscribers and subscribers who have signed service contracts with the Target Provincial Companies; while prepaid subscribers are classified to include subscribers of “Shenzhouxing”, “M-Zone” and local brands or packages targeting low usage volume users.
(2)	Calculated based on the total number of mobile telecommunications subscribers in the relevant geographical regions as estimated by the Target Provincial Companies.

The following table sets forth the respective number of subscribers and market share of the Target Provincial Companies for the dates indicated:

	As of 31 December
	2001	2002	2003
Subscribers (in thousands)
Neimenggu Mobile	1,512	2,177	3,079
Jilin Mobile	2,297	3,040	3,830
Heilongjiang Mobile	3,242	4,106	4,923
Guizhou Mobile	1,245	1,863	2,634
Yunnan Mobile	2,652	3,469	4,249
Xizang Mobile	113	207	309
Gansu Mobile	1,000	1,324	1,714
Qinghai Mobile	319	496	625
Ningxia Mobile	267	467	805
Xinjiang Mobile	1,202	1,779	2,329

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

	As of 31 December
	2001	2002	2003
Market share (%)(1)
Neimenggu Mobile	72.4	68.6	64.3
Jilin Mobile	67.2	65.7	66.6
Heilongjiang Mobile	66.2	62.4	58.5
Guizhou Mobile	73.7	75.8	79.9
Yunnan Mobile	78.5	69.0	67.6
Xizang Mobile	100.0	98.2	93.3
Gansu Mobile	69.9	63.9	61.9
Qinghai Mobile	75.9	64.2	62.3
Ningxia Mobile	64.1	66.9	65.7
Xinjiang Mobile	66.3	59.9	55.3

(1)	Calculated based on the total number of mobile telecommunications subscribers in the relevant geographical regions as estimated by the Target Provincial Companies.

The market demand for mobile telecommunications services in the regions in which the Target Provincial Companies operate remains strong, and the number of subscribers of each of the Target Provincial Companies has grown significantly during the period from 2001 to 2003. However, due to increased competition during the period from 2001 to 2003, the market share of mobile telecommunications subscribers of some of the Target Provincial Companies has slightly decreased. Nonetheless, each of the Target Provincial Companies continues to be the leading provider of mobile telecommunications services in its respective region.

The following table sets forth other selected key operating data of the Target Provincial Companies for the periods indicated:

	Year ended 31 December
	2001	2002	2003
Total minutes of usage (in millions)
Neimenggu Mobile	3,035	5,088	7,163
Jilin Mobile	5,088	6,410	11,227
Heilongjiang Mobile	7,287	10,228	13,940
Guizhou Mobile	2,779	5,883	9,264
Yunnan Mobile	6,345	9,245	11,577
Xizang Mobile	383	388	624
Gansu Mobile	1,824	2,887	5,471
Qinghai Mobile	640	1,182	1,348
Ningxia Mobile	634	1,170	1,842
Xinjiang Mobile	2,790	4,960	6,713

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

	Year ended 31 December
	2001	2002	2003
Average usage per user per month (minutes/user/month)
Neimenggu Mobile	233	230	227
Jilin Mobile	225	200	272
Heilongjiang Mobile	221	232	257
Guizhou Mobile	247	315	343
Yunnan Mobile	245	252	250
Xizang Mobile	372	202	202
Gansu Mobile	185	207	300
Qinghai Mobile	248	241	200
Ningxia Mobile	250	266	241
Xinjiang Mobile	236	277	272

Average revenue per user per month (RMB/user/month)
Neimenggu Mobile	120	89	72
Jilin Mobile	126	87	75
Heilongjiang Mobile	97	80	74
Guizhou Mobile	115	101	84
Yunnan Mobile	111	82	76
Xizang Mobile	252	195	144
Gansu Mobile	110	90	85
Qinghai Mobile	142	94	74
Ningxia Mobile	138	104	85
Xinjiang Mobile	149	105	90

As the penetration rate of mobile subscribers increases, the subscriber base of each of the Target Provincial Companies has grown rapidly. Although there has been an increase in the proportion of low-usage subscribers in the subscriber base, resulting in a decline in the average revenue per user per month for the Target Provincial Companies, the total minutes of usage and the total operating revenue of the Target Provincial Companies have increased significantly from 2001 to 2003.

The weighted average monthly churn rates (excluding internal switching between different services offered by the Target Provincial Companies) of the Target Provincial Companies for 2002 and 2003 were approximately 1.28% and 1.33%, respectively.

2.	Services and Products

The services of the Target Provincial Companies primarily include voice-related services and data services.

(i)	Voice-related Services of the Target Provincial Companies

The voice-related services of the Target Provincial Companies include basic voice-related services and value-added voice services. Basic voice-related services enable subscribers to make and receive calls with a mobile phone at any point within the coverage area of the mobile telecommunications network. Such services include local calls, domestic long distance calls,

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. The Target Provincial Companies also provide IP-based long distance call services, which allow users to make domestic and international long distance calls at a relatively lower cost. The IP-based long distance call services of the Target Provincial Companies cover their entire respective service areas. Value-added voice services mainly include caller identity display, call waiting, call forwarding, call holding, voice mail, personalised ringing tones and others.

(ii)	Data Services of the Target Provincial Companies

(a)	Mobile Data Businesses

Each of the Target Provincial Companies conducts its various mobile data businesses under the “Monternet” brand. As a carrier of mobile data business, “Monternet” exemplifies the characteristics of “mobile, open”, making it possible for a large number of service providers (SP) to realise their individual creativity and competitive advantages, and to launch their products in the market quickly and efficiently. The Target Provincial Companies uphold the principles of “fairness, openness and `win-win’ co-operation” in the operation of “Monternet” and have entered into broad co-operation arrangements with various SP. Currently, there are many SP providing rich and interesting “Monternet”-based services, such as Short Message Services, WAP, multimedia messaging service and “Treasure Box (Java)”.

•	Short Message Services. Short Message Services refer to services which employ the existing resources of GSM telecommunications networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”-based short messages and others. Short Message Services offer the virtues of convenience and multi-functionality. This business has grown rapidly in recent years. The usage volume of Short Message Services of the Target Provincial Companies has experienced rapid growth increasing from 550 million messages in 2001 to 3,110 million messages in 2002 and to 9,749 million messages in 2003, representing a compound annual growth rate of 321.0%. As of 31 December 2003, the total number of users of Short Message Services of the Target Provincial Companies reached approximately 14.48 million, accounting for approximately 59.1% of the total number of subscribers of the Target Provincial Companies.

•	Wireless Internet Access. The Target Provincial Companies provide wireless Internet access by utilising GPRS and WLAN technologies to access WAP websites and Internet websites.

GPRS, or General Packet Radio Service technology, supports a higher transmission rate than the traditional GSM cellular technology and enables network operators to provide more information and applications via a wireless connection. WAP, or Wireless Application Protocol, provides users utilising mobile handsets with WAP functionality with wireless connection protocol to the Internet. The usage of WAP-based services has grown significantly as the transmission speed and reliability improves.

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

WLAN, or Wireless Local Area Networks, is a wireless data transmission network which enables users to easily access local area networks via terminals with electromagnetic transmission and receiving functionalities such as local area networks computers. WLAN is a complement to, and an extension of, wired local area networks access. It supports up to 11 Mbps transmission speed under the 802.11b standard. The Target Provincial Companies have begun providing WLAN services at “hot spots”, such as airports, hotels, conference and exhibition centres and office buildings, within certain major cities.

•	Other mobile data services. The Target Provincial Companies have developed many new products to capture the fast growing mobile data market. New products include Multimedia Messaging Service, M-commerce, “Treasure Box (Java)”, “Mobile Mailbox” and others.

(b)	Internet Access Services

The Internet access services offered by the Target Provincial Companies to mobile and fixed-line users enable subscribers to connect to the Internet via the networks of the Target Provincial Companies by dialing the prefix “172XX”. The Target Provincial Companies also offer private integrated voice-related and Internet connection services to corporate subscribers.

Revenue from new businesses has increased from RMB275 million in 2001 to RMB768 million in 2002 and to RMB1,731 million in 2003, representing a compound annual growth rate of 150.9%.

3.	Tariffs

(i)	Basic Tariffs

Except under circumstances where promotional discounts are offered, the tariff structures and rates charged by the Target Provincial Companies for their services are similar to those of the Listed Group. The Listed Group and the Target Provincial Companies are subject to the same regulatory framework with respect to basic tariffs.

(ii)	Tariff Packages

All of the Target Provincial Companies offer tariff packages. There are different tariff packages schemes which offer different monthly fees covering different levels of basic usage and different charges per minute for usage exceeding the covered basic usage, value-added services at different rates and different levels of services for different customers. In broad terms, the higher the monthly fee of a tariff package, the greater the price concession, which illustrates the principle “call more, save more”. The tariff packages often incorporate different complimentary value-added services packages.

(iii)	Discounts and Promotions

Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, the Target Provincial Companies provide certain discounts and promotional offers in and during corresponding regions and call periods targeting different customers. Such discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of value-added services, tariff discounts during off-peak hours and in low-traffic areas, and tariff discounts for specified call recipients.

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

4.	Sales and Customer Services

Sales Channels. The Target Provincial Companies sell their mobile services through an extensive network of proprietary sales outlets and retail outlets. As of 31 December 2003, the Target Provincial Companies had 1,409 proprietary sales outlets and 29,383 retail outlets, as set forth in the following table:

	Neimenggu (Inner Mongolia)	Jilin	Heilongjiang	Guizhou	Yunnan	Xizang (Tibet)	Gansu	Qinghai	Ningxia	Xinjiang	Total
Proprietary sales outlets	247	77	207	106	175	27	193	52	48	277	1,409
Retail outlets	2,685	6,883	5,601	3,098	5,913	280	1,953	690	633	1,647	29,383

Total	2,932	6,960	5,808	3,204	6,088	307	2,146	742	681	1,924	30,792

In addition to providing retail sales and network connection services, most of the proprietary sales outlets owned by the Target Provincial Companies also provide subscribers under different brands with differentiated services such as billing information and payment collection, services consultation, handset repair and other customer services. In addition, most of the proprietary sales outlets owned by the Target Provincial Companies provide training and service demonstrations to retail outlets.

The retail outlets sell the Target Provincial Companies’ mobile services according to agency agreements with the Target Provincial Companies. In connection with these sales, all applicable fees payable after initial connection are paid to the Target Provincial Companies.

Market Segmentation Strategy. As subscriber demand for mobile telecommunications becomes more varied and complex, each of the Target Provincial Companies has conducted research on market segmentation and has launched brands and products which cater to the specific needs of different subscriber groups.

The Target Provincial Companies mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end subscribers. “Shenzhouxing” targets the mass market. The new brand “M-Zone”, which targets the young user group through the integration of voice and data services, has achieved sound results.

Each of the Target Provincial Companies has introduced VPMN services to its corporate subscribers. VPMN, or Virtual Private Mobile Network services, feature a “virtual” private telecommunications network provided to corporate subscribers as an overlay upon the basic public telecommunications network, which enables corporate internal telecommunications functions such as speed dialing and information broadcasting. VPMN has been implemented in certain market segments with a targeted approach. The Target Provincial Companies provide comprehensive solutions to corporate customers through VPMN, which not only enhances the loyalty of corporate customers and stimulates usage, but also attracts potential customers to subscribe to the services of the Target Provincial Companies.

Customer Services. The after-sales customer support service centres of the Target Provincial Companies offer 24-hour staff-answering and automatic-answering service hotlines in their respective service areas, dealing with customer enquiries on services and billing, as well as handling customer complaints. In order to retain high-value and corporate customers and enhance customer satisfaction, all of the Target Provincial Companies offer a series of after-sale services targeted at high-value and corporate customers, including dedicated account executives, on-site visits and systems for collecting comments and handling complaints.

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

Customer Retention. As a result of increasing competition, the Target Provincial Companies place great emphasis on customer retention. The strategy of the Target Provincial Companies is to win and retain high-value customers by providing high quality services to the satisfaction of customers. Bonus point reward schemes represent an important measure by each of the Target Provincial Companies to retain high-value customers. Customers are identified and grouped as diamond, gold, silver and VIP card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. In addition, some of the high-value customers may use their accumulated bonus points and/or commit future usage charges in exchange for gifts, such as free flight mileage and free calling minutes, and mobile handsets discounts.

Churn Management. The Target Provincial Companies have devised internal monitoring systems to detect subscribers who are prone to discontinue their subscriptions. The churn alert system prompts customer service representatives to proactively approach those subscribers, and customers who have recently discontinued their service, to improve customer relations and minimise churn.

Credit Control. Each of the Target Provincial Companies has implemented subscriber registration procedures, such as identity checks for individual contract-based customers and similar information checks for corporate customers, to assist in credit control. In certain situations, the Target Provincial Companies require contract subscribers to pay a deposit representing a certain amount of usage charges before mobile services are activated. For each Target Provincial Company, the actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis, and if there are unusual circumstances, appropriate and effective control measures will be implemented. Direct debit services are available in each geographical region. The accounts of contract subscribers are required to be settled on a monthly basis, and a late payment fee is imposed on each subscriber whose account balance is not settled by the monthly due date. If the subscriber’s account remains overdue, the subscriber’s services will be deactivated and such subscribers must pay all overdue amounts, including applicable late payment fees, to reactivate services. To further control credit risk, the Target Provincial Companies have expanded the sphere of service offerings that require subscribers to pre-pay for services.

Trademark. The Target Provincial Companies market their services under the “CHINA MOBILE” trademark, which is the trademark used throughout Mainland China by CMCC. The Company has entered into a licence agreement with CMCC for the use of the “CHINA MOBILE” trademark in the regions and in connection with businesses which the Listed Group currently operates in Mainland China. The licence agreement also permits the Company to authorise third parties to use the “CHINA MOBILE” trademark within specified regions and in connection with specified businesses. The Target Companies, other than Jingyi Design Institute, have entered into similar licence agreements with CMCC.

5.	Interconnection

Like the Listed Group’s existing networks, the networks of each of the Target Provincial Companies interconnect with the local public fixed line network of China Telecommunications Corporation or China Netcom Group. Each of the Target Provincial Companies has an interconnection agreement with the relevant subsidiary or branch of China Telecommunications Corporation or China Netcom Group that operates the fixed line network within its region.

Each of the Target Provincial Companies has entered into an interconnection and settlement agreement with the relevant subsidiary or branch of China Unicom which allows its network to interconnect with China Unicom’s telecommunications network within its region.

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

Each of the Target Provincial Companies has entered into an interconnection and settlement agreement with the relevant branch of China Railcom which allows its network to interconnect with China Railcom’s telecommunications network within its region.

6.	Roaming

As of 31 December 2003, each of the Target Provincial Companies provides its subscribers with roaming capabilities throughout Mainland China and in 155 countries and regions (including Hong Kong, Macau and Taiwan) around the world.

7.	Networks, Spectrum, Number Resources and Capital Expenditures

Mobile Telecommunications Networks. Superior networks with extensive coverage that support high quality and reliable transmission provide a competitive advantage to the Target Provincial Companies. As of 31 December 2003, the networks of the Target Provincial Companies covered virtually all of the cities and counties and the major roads and highways within their respective geographic regions. The average population coverage rate was approximately 80%.

As of 31 December 2003, the Target Provincial Companies had an aggregate of 182 mobile switching centres, 20,847 base stations, an aggregate wireless network capacity of 29.33 million subscribers and a weighted average utilisation rate of approximately 84%.

Transmission Infrastructure. The Target Provincial Companies have acquired and constructed transmission networks in certain high-traffic areas after carrying out cost-benefit analysis, in order to bolster the competitiveness, operational flexibility and long-term profitability of the Target Provincial Companies. In addition, the Target Provincial Companies lease some transmission lines, and pay fees based on tariff schedules stipulated by the relevant regulatory authorities, which may be discounted in certain cases. Decisions to acquire, construct or lease transmission lines are made by the Target Provincial Companies in order to maximise commercial advantage.

Spectrum. The Target Provincial Companies have each been approved by the MII to use 34 MHz of spectrum to operate their mobile telecommunications networks, for transmission and for reception, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band. The Target Provincial Companies believe that they have sufficient spectrum resources to support their future user growth and business development.

Number Resources. According to the “Measures for Administration of Number Resources for Telecommunications Networks” promulgated by the MII, the MII is responsible for the administration of number resources nationwide. The Target Provincial Companies have been approved by the MII to use network number codes including “135”, “136”, “137”, “138” and “139” for the customers of their GSM mobile telecommunications networks, “17950” and “17951” as the network number codes for their IP telephone networks, and “172XX” as the network number codes for their Internet access services. According to the “Telecommunications Regulations” of the PRC, telecommunications operators in Mainland China are required to pay fees for the use of number resources. However, rules regulating these standard charges and the methods of collecting charges have not yet been promulgated.

Capital Expenditure. The capital expenditures of the Target Companies for the year 2001, 2002 and 2003 were RMB15,975 million, RMB11,387 million and RMB9,373 million, respectively. The Company estimates that the Target Companies will require an aggregate of approximately US$2.956 billion for capital

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

expenditures from 2004 through to the end of 2006 primarily for the development, optimisation and expansion of their networks, the appropriate deployment of transmission and support systems and the development of new technologies and new businesses.

The following sets forth the planned total capital expenditure requirements of the Target Companies for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	(RMB in millions)	(US$ in millions)
2004	8,547	1,033
2005	8,375	1,012
2006	7,539	911

Total	24,461	2,956

8.	Employees

As of 31 December 2003, the Target Companies employed 18,222 employees in total. The following table sets forth information regarding employees of the Target Companies as of 31 December 2003:

Management	4,115
Technical and engineering	5,233
Sales and marketing	6,927
Financial and accounting	768
Administrative and others	1,179

Total	18,222

9.	Competition

China Unicom operates through its subsidiaries or branches in the regions in which the Target Provincial Companies operate. The Chinese government currently allows China Unicom to set its mobile service tariffs at levels that are as much as 10% below the rates prescribed by the government.

CMCC (including the Listed Group) and the Target Provincial Companies provide mobile telecommunications services over a unified GSM network. China Unicom provides mobile telecommunications services over GSM and CDMA networks in the operating regions of all Target Provincial Companies except Xizang (Tibet) where China Unicom only provides CDMA network coverage.

Apart from “Haoyitong” in Xizang (Tibet), China Telecommunications Corporation or China Netcom Group offers local wireless access services (i.e. “Xiaolingtong”) in the regions in which the Target Provincial Companies operate. “Xiaolingtong” services are local telecom services based on the PAS (Personal Access System) technology which provide subscribers with wireless access in a low-mobility environment through radio base stations with short-distance coverage.

APPENDIX I	FURTHER INFORMATION ON THE TARGET COMPANIES

The Target Provincial Companies are facing increasing competition from other operators. China Unicom, China Telecommunications Corporation and China Netcom Group launch promotional offers such as handset subsidies and tariff packages from time to time to attract customers. China Telecommunications Corporation and China Netcom Group also offer “Xiaolingtong” services along with fixed line services as a package. Despite increasing competition, the Target Provincial Companies have significant competitive advantages over other operators in terms of the quality of their mobile telecommunications networks, their financial resources, the experience and quality of their management and employees, their widely-recognised trademark and brand names, their broad distribution networks and their focus on customer services and extensive range of value-added services. It is expected that the Target Provincial Companies will remain the leaders in the mobile telecommunications market in the regions in which they operate.

BUSINESSES OF CMC AND JINGYI DESIGN INSTITUTE

CMC carries out certain network and business coordination functions for the Target Provincial Companies and the Listed Group. Such functions include, among other things, the coordination of network operations, network construction projects and nation-wide advertising and marketing campaigns, the coordination of spectrum, the operation of national roaming settlement and billing backup facilities, research and development (including the setting and the coordination of technical specifications and standards) and certain administrative functions.

Jingyi Design Institute is a leading large-scale telecommunications network planning and design institute operating in the PRC. It primarily provides design and consulting services for telecommunications operators. Jingyi Design Institute has the capability and the necessary qualifications to carry out large-scale and sophisticated work in the design of wireless and wireline telecommunications networks, which may include switching, radio, transmission and satellite networks for both voice and data communications. Through its subsidiary, Jingyi Design Institute also provides construction project supervisory services. Its major customers are CMCC, China Telecommunications Corporation, China Unicom, China Netcom Group and China Satellite Communications Corporation. The rapid development of the telecommunications industry in Mainland China has boosted the demand for telecommunications design and consulting services.

PROPERTIES

The Target Companies own certain buildings and real properties, which are utilised as offices, retail outlets, base stations and other technical facilities, and other ancillary buildings. The Target Companies have also leased various properties for use as offices, sales outlets, technical facilities, cell sites and switching equipment from other subsidiaries of CMCC.

LEGAL PROCEEDINGS

None of the Target Companies is involved in or threatened with any litigation or claims of material importance.

APPENDIX II	ACCOUNTANTS’ REPORT

The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed “Documents available for inspection” in Appendix VI, a copy of the following accountants’ report is available for inspection.

8th Floor
Prince’s Building
10 Chater Road
Hong Kong

3 May 2004

The Directors

China Mobile (Hong Kong) Limited

60/F The Center

99 Queen’s Road Central

Hong Kong

Dear Sirs,

We set out below our report on the financial information relating to Neimenggu Mobile Communication Company Limited (“Neimenggu Mobile”), Jilin Mobile Communication Company Limited (“Jilin Mobile”), Heilongjiang Mobile Communication Company Limited (“Heilongjiang Mobile”), Guizhou Mobile Communication Company Limited (“Guizhou Mobile”), Yunnan Mobile Communication Company Limited (“Yunnan Mobile”), Xizang Mobile Communication Company Limited (“Xizang Mobile”), Gansu Mobile Communication Company Limited (“Gansu Mobile”), Qinghai Mobile Communication Company Limited (“Qinghai Mobile”), Ningxia Mobile Communication Company Limited (“Ningxia Mobile”), Xinjiang Mobile Communication Company Limited (“Xinjiang Mobile”), Beijing P&T Consulting & Design Institute Company Limited (“Jingyi Design Institute”) and China Mobile Communication Company Limited (“CMC”) (hereinafter each individually referred to as a “Target Company” and together with its subsidiary collectively referred to as the “Target Group”) for each of the three years ended 31 December 2003 (the “relevant periods”), for inclusion in the shareholders’ circular of China Mobile (Hong Kong) Limited (the “Company”) dated 3 May 2004 (the “circular”).

Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile and Xinjiang Mobile, are principally engaged in the provision of mobile telecommunication and related services in Neimenggu autonomous region, Jilin province, Heilongjiang province, Guizhou province, Yunnan province, Xizang autonomous region, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region of the People’s Republic of China (the “PRC”) respectively; Jingyi Design Institute is engaged in the provision of design and consulting services for telecommunication operators in the PRC; CMC carries out network and business coordination functions for the Target Companies and the Company and its subsidiaries, such functions include, among other things, the coordination of network operations, network construction projects and nation-wide advertising and marketing campaigns, the coordination of spectrum, the operation of national roaming settlement and billing backup facilities, research and development (including the setting and the coordination of technical specifications and standards) and certain administrative functions (hereafter collectively referred to as the “Target Business”). The Company and its subsidiaries (the “Listed Group”) currently operate the mobile telecommunication services in 16 provinces, 4 municipalities and 1 autonomous region in the PRC.

APPENDIX II	ACCOUNTANTS’ REPORT

Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC were incorporated in the PRC by China Mobile Communications Corporation (“China Mobile”) on 16 January 2004, 18 January 2004, 2 February 2004, 19 January 2004, 19 January 2004, 9 February 2004, 29 January 2004, 2 February 2004, 30 January 2004, 3 February 2004, 15 March 2004 and 27 February 2004, respectively and ultimately to be acquired by the Company pursuant to the Acquisition.

The ultimate holding company of the Target Companies is China Mobile. China Mobile is a state-owned enterprise established in the PRC in 1999 under the approval of the State Council to hold the mobile telecommunications assets and operate mobile telecommunications business in the PRC.

Prior to the Acquisition, China Mobile transferred the Target Business together with the related assets and liabilities into the Target Companies. The equity interests of the Target Companies were then transferred to respective new companies incorporated in the British Virgin Islands, namely Neimenggu Mobile (BVI) Limited (“Neimenggu Mobile BVI”), Jilin Mobile (BVI) Limited (“Jilin Mobile BVI”), Heilongjiang Mobile (BVI) Limited (“Heilongjiang Mobile BVI”), Guizhou Mobile (BVI) Limited (“Guizhou Mobile BVI”), Yunnan Mobile (BVI) Limited (“Yunnan Mobile BVI”), Xizang Mobile (BVI) Limited (“Xizang Mobile BVI”), Gansu Mobile (BVI) Limited (“Gansu Mobile BVI”), Qinghai Mobile (BVI) Limited (“Qinghai Mobile BVI”), Ningxia Mobile (BVI) Limited (“Ningxia Mobile BVI”), Xinjiang Mobile (BVI) Limited (“Xinjiang Mobile BVI”), Beijing P&T Consulting & Design Institute (BVI) Limited (“Zhongjing Design Institute BVI”) and China Mobile Communication (BVI) Limited (“CMC BVI”).

Pursuant to the Acquisition Agreement, as described more fully in the section headed “The Acquisition” in the Letter from the Chairman contained in this circular, the Company will acquire the entire issued share capital of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI. Following the Acquisition, Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC will become wholly foreign-owned enterprises.

No financial statements have been prepared for Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC as they were incorporated subsequent to 31 December 2003, and they have not been involved in any significant business transactions since incorporation other than the transactions referred to herein. For the purpose of this report, we have audited the financial statements of the Target Business now comprising the Target Group for the relevant periods to 31 December 2003 in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants (the “HKSA”). We have not audited any financial statements of the Target Group in respect of any period subsequent to 31 December 2003.

We have prepared this report on the basis set out in Section A below in accordance with the Auditing Guideline “Prospectuses and the Reporting Accountant” issued by the HKSA.

Basis of preparation

The financial information of the Target Group set out below (the “Financial Information”), comprising the combined income statements, the combined statements of changes in equity and the combined cash flow statements of the Target Group for the relevant periods and the combined balance

APPENDIX II	ACCOUNTANTS’ REPORT

sheets of the Target Group as at 31 December 2001, 2002 and 2003, together with notes thereto, is prepared based on the audited financial statements of the Target Business now comprising the Target Group on the basis set out in Section A below.

Responsibilities

The management of the Target Group is responsible for preparing the Financial Information set out below which gives a true and fair view. In preparing this Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion on the Financial Information.

Opinion

In our opinion, the Financial Information set out below together with the notes thereto, for the purpose of this report and on the basis of presentation set out in Section A, give a true and fair view of the combined results and cash flows of the Target Group for each of the three years ended 31 December 2001, 2002 and 2003 and of their combined state of affairs as at 31 December 2001, 2002 and 2003.

A.	BASIS OF PRESENTATION

The combined income statements, combined statements of changes in equity and combined cash flow statements of the Target Group for the relevant periods set out below have been prepared as if the Target Business had been conducted by the Target Companies throughout the relevant periods.

The Financial Information of the Target Group set out below, which included the financial information of the Target Companies and a subsidiary, has been prepared on a combined basis to reflect the financial position, results of operation and cash flows of the Target Companies. All significant intercompany transactions and balances have been eliminated on combination.

APPENDIX II	ACCOUNTANTS’ REPORT

B.	FINANCIAL INFORMATION

1.	Combined income statements

The following are the combined income statements of the Target Group for the relevant periods, prepared on the basis set out in Section A above:

			Year ended 31 December
			2001	2002	2003
	Note		RMB million	RMB million	RMB million
Operating revenue (Turnover)	2

Usage fees			11,726	13,019	14,675
Monthly fees			2,971	3,202	3,401
Connection fees			66	—	—
Other operating revenue			1,117	1,622	2,569

			15,880	17,843	20,645

Operating expenses

Leased lines			(779)	(840)	(683)
Interconnection			(1,118)	(1,217)	(1,343)
Depreciation			(3,859)	(5,385)	(6,664)
Personnel			(1,424)	(1,684)	(2,021)
Other operating expenses	3		(5,443)	(6,040)	(7,416)

			(12,623)	(15,166)	(18,127)

Profit from operations			3,257	2,677	2,518

Deficit on revaluation of fixed assets	11		—	—	(3,470)

Other net income	4		363	311	203

Non-operating net income	5		71	107	93

Interest income			67	56	53

Finance costs	6	(a)	(238)	(165)	(127)

Profit/(loss) from ordinary activities before taxation	6		3,520	2,986	(730)

Taxation	7		(927)	(772)	(628)

Net profit/(loss)			2,593	2,214	(1,358)

The accompanying notes form part of the Financial Information.

APPENDIX II	ACCOUNTANTS’ REPORT

2.	Combined balance sheets

The following are the combined balance sheets of the Target Group as at 31 December 2001, 2002 and 2003, prepared on the basis set out in Section A above:

		At 31 December
		2001	2002	2003
	Note	RMB million	RMB million	RMB million
Non-current assets
Fixed assets	11	24,799	34,701	33,996
Construction in progress	12	8,890	4,661	5,059
Deferred tax assets	13	408	705	75

		34,097	40,067	39,130

Current assets
Inventories		384	370	330
Amounts due from ultimate holding company	14	1,280	642	381
Accounts receivable	15	775	702	602
Other receivables	16	700	636	408
Prepayments and other current assets		374	413	502
Deposits with banks		112	83	125
Cash and cash equivalents	17	2,894	1,714	1,171

		6,519	4,560	3,519

Current liabilities
Bank loans and other interest-bearing borrowings	18	(4,077)	(6,948)	(5,140)
Bills payable		(20)	(42)	(24)
Current instalments of obligations under finance leases	19	(154)	(46)	(10)
Current portion of deferred revenue	21	(253)	(424)	(712)
Amounts due to group companies	14	(11,952)	(3,003)	(3,073)
Accounts payable	20	(4,739)	(4,061)	(4,370)
Accrued expenses and other payables		(2,748)	(3,198)	(3,384)
Tax payable		(197)	(68)	(5)

		(24,140)	(17,790)	(16,718)

Net current liabilities		(17,621)	(13,230)	(13,199)

Total assets less current liabilities carried forward		16,476	26,837	25,931

APPENDIX II	ACCOUNTANTS’ REPORT

2.	Combined balance sheets (continued)

		At 31 December
		2001	2002	2003
	Note	RMB million	RMB million	RMB million
Total assets less current liabilities brought forward		16,476	26,837	25,931

Non-current liabilities
Bank loans and other interest-bearing borrowings	18	(2,092)	—	—
Obligations under finance leases, excluding current instalments	19	(50)	(11)	—
Deferred revenue, excluding current portion	21	(78)	(205)	(165)
Deferred tax liabilities	13	(984)	(1,260)	—

		(3,204)	(1,476)	(165)

NET ASSETS		13,272	25,361	25,766

OWNER’S EQUITY		13,272	25,361	25,766

The accompanying notes form part of the Financial Information.

APPENDIX II	ACCOUNTANTS’ REPORT

3.	Combined statements of changes in equity

The following are the combined statements of changes in equity of the Target Group for the relevant periods, prepared on the basis set out in Section A above:

			Revaluation reserve	Owner’s capital/ retained profits	Total owner’s equity
	Note		RMB million	RMB million	RMB million
At 1 January 2001			—	6,227	6,227
Net profit for the year			—	2,593	2,593
Contributions from owner			—	5,580	5,580
Distributions to owner			—	(1,128)	(1,128)

At 31 December 2001			—	13,272	13,272
Net profit for the year			—	2,214	2,214
Contributions from owner			—	10,758	10,758
Distributions to owner			—	(883)	(883)

At 31 December 2002			—	25,361	25,361
Net loss for the year			—	(1,358)	(1,358)
Contributions from owner			—	911	911
Distributions to owner			—	(1,123)	(1,123)
Revaluation surplus	11		689	—	689
Elimination of net deferred tax liabilities	13	(ii)	—	1,286	1,286

At 31 December 2003			689	25,077	25,766

The accompanying notes form part of the Financial Information.

APPENDIX II	ACCOUNTANTS’ REPORT

4.	Combined cash flow statements

The following are the combined cash flow statements of the Target Group for the relevant periods, prepared on the basis set out in Section A above:

		Year ended 31 December
		2001	2002	2003
	Note	RMB million	RMB million	RMB million
Operating activities

Profit/(loss) from ordinary activities before taxation		3,520	2,986	(730)
Adjustments for:
— Depreciation of fixed assets		3,859	5,385	6,664
— Deficit on revaluation of fixed assets		—	—	3,470
— Loss on disposal of fixed assets		22	118	111
— Write off of fixed assets		152	183	93
— Provision for doubtful accounts		611	615	663
— Interest income		(67)	(56)	(53)
— Finance costs		238	165	127

Operating profit before changes in working capital		8,335	9,396	10,345

(Increase)/decrease in inventories		(147)	14	40
(Increase)/decrease in amounts due from ultimate holding company		(28)	353	30
Increase in accounts receivable		(543)	(542)	(561)
Decrease in other receivables		146	67	218
Increase in prepayments and other current assets		(193)	(39)	(89)
(Decrease)/increase in amounts due to group companies		(44)	4	54
Increase/(decrease) in accounts payable		37	(274)	(88)
Increase in accrued expenses and other payables		399	443	179
Increase in deferred revenue		183	298	248

Cash generated from operations		8,145	9,720	10,376

Tax paid
— PRC income tax paid		(697)	(432)	(713)

Net cash from operating activities carried forward		7,448	9,288	9,663

APPENDIX II	ACCOUNTANTS’ REPORT

4.	Combined cash flow statements (continued)

		Year ended 31 December
		2001	2002	2003
	Note	RMB million	RMB million	RMB million
Net cash from operating activities brought forward		7,448	9,288	9,663

Investing activities
Capital expenditure		(13,557)	(10,806)	(8,564)
Proceeds from disposal of fixed assets		21	28	31
Interest received		64	53	61
(Increase)/decrease in deposits with banks		(88)	29	(42)

Net cash used in investing activities		(13,560)	(10,696)	(8,514)

Financing activities
Bank loans and other interest-bearing borrowings		5,809	10,593	3,980
Repayment of bank loans and other interest-bearing borrowings		(12,466)	(9,814)	(5,788)
Capital elements of finance leases rental		(367)	(163)	(47)
Interest paid		(472)	(365)	(191)
Contributions from owner		5,580	10,758	911
Distributions to owner		(1,272)	(752)	(604)
Advances from/(repayment to) ultimate holding company		9,934	(10,029)	47

Net cash from /(used in) financing activities		6,746	228	(1,692)

Net increase/(decrease) in cash and cash equivalents		634	(1,180)	(543)

Cash and cash equivalents at beginning of year		2,260	2,894	1,714

Cash and cash equivalents at end of year	17	2,894	1,714	1,171

Notes to combined cash flow statements

(a)	Significant non-cash transactions

The Target Group incurred payables of RMB3,878 million, RMB3,370 million and RMB3,555 million to equipment suppliers for additions of construction in progress during the years ended 31 December 2001, 2002 and 2003 respectively. The Target Group also acquired equipment of RMB91 million and RMB16 million under finance leases during each of the years ended 31 December 2001 and 2002 respectively (2003: Nil).

The accompanying notes form part of the Financial Information.

APPENDIX II	ACCOUNTANTS’ REPORT

C.	NOTES TO THE FINANCIAL INFORMATION

1.	PRINCIPAL ACCOUNTING POLICIES

(a)	Statement of compliance

The Financial Information has been prepared in accordance with the principal accounting policies set out below. These accounting policies would be acceptable under the Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the HKSA, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The Financial Information also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as applicable to Accountants’ Report.

(b)	Basis of preparation

The measurement basis used in the preparation of the Financial Information is historical cost modified by the revaluation of fixed assets, as explained in the accounting policies set out below.

(c)	Fixed assets and depreciation

(i)	Fixed assets are stated at cost or revalued amount less accumulated depreciation and impairment losses (see note 1(e)). The circumstances and basis under which the revalued amount is arrived at are set out in detail in note 11.

(ii)	The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the combined income statements in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

(iii)	Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the assets and are recognised in the combined income statements on the date of retirement or disposal.

(iv)	Depreciation is calculated to write off the cost, or revalued amount where appropriate, of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value
Land use rights	Over the period of grant	—
Buildings	8–35 years	3%
Telecommunications transceivers, switching centres and other network equipment	7–10 years	3%
Office equipment, furniture and fixtures and others	4–18 years	3%

(d)	Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases.

Where the Target Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in the fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Target Group will obtain ownership of the asset, the life of the asset, as set out in note 1(c). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(e). Finance charges implicit in the lease payments are charged to the combined income statements over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

APPENDIX II	ACCOUNTANTS’ REPORT

(e)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

•	fixed assets; and

•	construction in progress.

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognised in the combined income statements whenever the carrying amount of an asset exceeds its recoverable amount.

(i)	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii)	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the combined income statements in the year in which the reversals are recognised.

(f)	Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(e)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalised during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

(g)	Inventories

Inventories, which consist primarily of handsets, SIM cards and accessories, are stated at the lower of cost and net realisable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management’s estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as a deduction of other income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(h)	Deferred revenue

Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers, are stated at the combined balance sheets at the amount received less income recognised in the combined income statements up to the respective balance sheet dates. Revenue from prepaid service fees is recognised when the mobile telecommunication services are rendered.

APPENDIX II	ACCOUNTANTS’ REPORT

Deferred revenue also includes the unamortised portion of tax credit granted by local tax authorities to the Target Group in respect of purchase of domestic manufactured telecommunication equipment, which is amortised over the remaining useful lives of the related fixed assets. Such amortisation is included in non-operating net income.

(i)	Interest costs

Interest costs are expensed in the combined income statements in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(k)	Allowance for doubtful accounts

An allowance for doubtful accounts is provided based upon evaluation of the recoverability of the receivables at the balance sheet date.

(l)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Target Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(m)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Target Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the combined income statements as follows:

(i)	usage fees are recognised as revenue when the service is rendered;

(ii)	monthly fees are recognised as revenue in the month during which the service is rendered;

(iii)	connection fees are recognised as revenue when the activating service is rendered;

(iv)	deferred revenue from prepaid services is recognised as income when the mobile telecommunication services are rendered upon actual usage by subscribers;

(v)	interest income is recognised on a time proportion basis by reference to the principal outstanding and the rate applicable; and

(vi)	sales of SIM cards and handsets are recognised on delivery of goods to the buyer. Project design services income is recognised when the service is rendered. Such income, net of related cost, is included in other net income due to its insignificance.

APPENDIX II	ACCOUNTANTS’ REPORT

(n)	Translation of foreign currencies

The functional currency of the Target Group’s operation is the Renminbi. Foreign currency transactions during the relevant periods are translated into Renminbi at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet dates. Exchange gains and losses, other than those capitalised as construction in progress, are recognised in the combined income statements. Exchange differences attributable to the translation of borrowings denominated in foreign currencies and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. Exchange differences capitalised to construction in progress are immaterial for the periods presented.

(o)	Income tax

(i)	Income tax for the relevant periods comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the combined income statements except to the extent that they relate to items recognised directly to equity, in which case they are recognised in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the relevant periods, using tax rates enacted or substantively enacted at the balance sheet dates, and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Target Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

APPENDIX II	ACCOUNTANTS’ REPORT

(iv)	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Target Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

—	in the case of current tax assets and liabilities, the Target Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

—	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

—	the same taxable entity; or

—	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(p)	Employee benefits

(i)	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Target Group of non-monetary benefits are accrued in the year in which associated services are rendered by employees of the Target Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	The employees of the Target Group participate in defined contribution retirement plans managed by the local government authorities whereby the Target Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, the Target Group also participates in supplementary defined contribution retirement plans managed by independent insurance companies whereby the Target Group is required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Target Group’s contributions to these plans are charged to the combined income statements when incurred. The Target Group has no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(iii)	Termination benefits are recognised when, and only when the Target Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(q)	Operating leases

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

Where the Target Group has the use of assets under operating lease, payments made under the leases are charged to the combined income statements in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the combined income statements as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the combined income statements in the accounting period in which they are incurred.

(r)	Related parties

For the purposes of the Financial Information set out below, parties are considered to be related to the Target Group if the Target Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Target Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

All material related parties transactions have been disclosed in the relevant notes to the Financial Information.

APPENDIX II	ACCOUNTANTS’ REPORT

(s)	Segment reporting

A segment is a distinguishable component of the Target Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Target Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Target Group’s operating activities are carried out in the PRC and less than 10 per cent. of the Target Group’s turnover and contribution to profit from operations were derived from activities outside the Target Group’s mobile telecommunication and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Target Group’s total assets.

2.	TURNOVER

The principal activities of the Target Group are the provision of mobile telecommunication and related services in Neimenggu autonomous region, Jilin province, Heilongjiang province, Guizhou province, Yunnan province, Xizang autonomous region, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region of the PRC.

Turnover primarily represents usage fees, monthly fees and other operating revenue derived from the Target Group’s mobile telecommunication networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3 per cent. to 3.3 per cent. of the corresponding revenue.

Other operating revenue mainly represents charges for wireless data and value added services, roaming in fees and interconnection revenue.

3.	Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, provision for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges and other miscellaneous expenses.

4.	Other net income

Other net income mainly consists of the gross margin from sales of mobile telephone SIM cards and handsets and project design services.

	Year ended 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Sales of SIM cards and handsets	686	527	430
Cost of SIM cards and handsets	(446)	(349)	(271)

	240	178	159

Project design services income	236	231	124
Cost of project design services	(121)	(127)	(103)

	115	104	21

Others	8	29	23

	363	311	203

APPENDIX II	ACCOUNTANTS’ REPORT

5.	NON-OPERATING NET INCOME

	Year ended 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Penalty income on overdue accounts	37	26	32
Exchange gain	3	9	—
Others	31	72	61

	71	107	93

6.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit/(loss) from ordinary activities before taxation is arrived at after charging:

(a)	Finance costs:

	Year ended 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Interest on bank loans and other borrowings repayable within five years	476	365	198

Finance charges on obligations under finance leases	13	7	—

Total interest costs	489	372	198

Less: Amount capitalised as construction in progress (Note)	(251)	(207)	(71)

	238	165	127

Note: Interest costs have been capitalised at the following rates per annum for construction in progress:

	2001	2002	2003
For the year ended 31 December	3.00% to 9.00%	3.45% to 5.94%	3.45% to 5.94%

(b)	Other items:

	Year ended 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Depreciation
— owned assets	3,584	5,177	6,632
— assets held under finance leases	275	208	32
Loss on disposal of fixed assets	22	118	111
Write off of fixed assets	152	183	93
Operating lease charges in respect of
— properties	104	111	148
— leased lines	779	840	683
— others	38	40	48
Contributions to retirement plans	158	195	291
Provision for doubtful accounts	611	615	663
Auditors’ remuneration	—	—	—

APPENDIX II	ACCOUNTANTS’ REPORT

7.	TAXATION

(a)	Taxation in the combined income statements represents:

	Year ended 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	359	844	200

Deferred tax
Origination and reversal of temporary differences (Note 13)	568	(72)	428

	927	772	628

The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Target Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain Target Companies and certain operations of the Target Companies located in the Western Region of the PRC, which enjoy a preferential rate of 15 per cent. for each of the years ended 31 December 2001, 2002 and 2003.

(b)	Reconciliation between income tax expense and accounting profit/(loss) at applicable tax rates:

	Year ended 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million

Expected PRC taxation at statutory tax rates	1,162	985	(241)
Non-taxable income	(20)	(12)	(13)
Non-deductible expenses	199	238	952
Rate differential	(464)	(439)	(66)
Reversal of deferred taxation due to change of tax rate	50	—	(4)

Income tax	927	772	628

8.	DIRECTORS’ REMUNERATION

The aggregate of the emoluments in respect of the directors during the relevant periods is as follows:

Year ended 31 December
	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Fees	—	—	—
Salaries, allowances and benefits in kind	—	—	—
Retirement scheme contributions	—	—	—
Performance related bonuses	—	—	—

	—	—	—

The number of directors whose remuneration from the Target Group falls within the following band is set out below:

	Year ended 31 December
	2001	2002	2003
RMBNil – RMB1,000,000	—	—	—

APPENDIX II	ACCOUNTANTS’ REPORT

There were no emoluments paid during each of the relevant periods to former directors in connection with their retirement from employment or compensation for loss of office with the Target Group. There were no amounts paid during the relevant periods to directors as an inducement to join or upon joining the Target Group. There was no arrangement under which a director waived or agreed to waive any remuneration during each of the relevant periods.

9.	SENIOR MANAGEMENT REMUNERATION

The aggregate of the emoluments in respect of the five highest paid individuals during the relevant periods is as follows:

	Year ended 31 December
	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Salaries, allowances and benefits in kind	570	333	417
Retirement scheme contributions	47	100	123
Performance related bonuses	1,468	2,855	2,794

	2,085	3,288	3,334

The number of employees who were not directors during the relevant periods and who were amongst the five highest paid employees of the Target Group falls within the following band, is set out below:

	Year ended 31 December
	2001	2002	2003
RMBNil – RMB1,000,000	5	5	5

No emoluments were paid or payable to senior management as an inducement to join or upon joining the Target Group or as compensation for loss of office during the relevant periods.

10.	DIVIDENDS

No dividends have been declared or paid by Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC since their incorporation. During the relevant periods, the Target Business had made cash distributions to the owner of RMB1,128 million, RMB883 million and RMB1,123 million for the years ended 31 December 2001, 2002 and 2003, respectively.

APPENDIX II	ACCOUNTANTS’ REPORT

11.	FIXED ASSETS

	Land use rights and buildings	Telecommunications transceivers, switching centres and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2001	1,172	23,495	1,129	25,796
Additions	91	295	265	651
Transferred from construction in progress	558	10,826	269	11,653
Disposals	(15)	(128)	(20)	(163)
Assets written-off (note)	(2)	(3,873)	(12)	(3,887)

At 31 December 2001	1,804	30,615	1,631	34,050

Representing:
Cost — 2001	1,804	30,615	1,631	34,050

Accumulated depreciation:
At 1 January 2001	145	8,809	293	9,247
Charge for the year	55	3,599	205	3,859
Written back on disposals	(6)	(103)	(11)	(120)
Assets written-off (note)	(1)	(3,722)	(12)	(3,735)

At 31 December 2001	193	8,583	475	9,251

Net book value:
At 31 December 2001	1,611	22,032	1,156	24,799

Note: It represents mainly the write-off of analog network equipment whereas full provision has been made in prior years.

APPENDIX II	ACCOUNTANTS’ REPORT

11.	FIXED ASSETS (CONTINUED)

	Land use rights and buildings	Telecommunications transceivers, switching centres and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

At 1 January 2002	1,804	30,615	1,631	34,050
Additions	107	142	331	580
Transferred from construction in progress	2,404	12,137	495	15,036
Disposals	(21)	(345)	(42)	(408)
Assets written-off	(2)	(512)	(40)	(554)

At 31 December 2002	4,292	42,037	2,375	48,704

Representing:
Cost — 2002	4,292	42,037	2,375	48,704

Accumulated depreciation:

At 1 January 2002	193	8,583	475	9,251
Charge for the year	128	4,933	324	5,385
Written back on disposals	(5)	(231)	(26)	(262)
Assets written-off	(1)	(342)	(28)	(371)

At 31 December 2002	315	12,943	745	14,003

Net book value:
At 31 December 2002	3,977	29,094	1,630	34,701

APPENDIX II	ACCOUNTANTS’ REPORT

11.	FIXED ASSETS (CONTINUED)

	Land use rights and buildings	Telecommunications transceivers, switching centres and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost/valuation:

At 1 January 2003	4,292	42,037	2,375	48,704
Additions	321	326	397	1,044
Transferred from construction in progress	1,488	5,966	477	7,931
Disposals	(22)	(380)	(134)	(536)
Assets written-off	(5)	(190)	(40)	(235)
Revaluation	(68)	(21,399)	(1,445)	(22,912)

At 31 December 2003	6,006	26,360	1,630	33,996

Representing:
Valuation — 2003	6,006	26,360	1,630	33,996

Accumulated depreciation:

At 1 January 2003	315	12,943	745	14,003
Charge for the year	194	5,799	671	6,664
Written back on disposals	(2)	(268)	(124)	(394)
Assets written-off	(2)	(106)	(34)	(142)
Written back on revaluation	(505)	(18,368)	(1,258)	(20,131)

At 31 December 2003	—	—	—	—

Net book value:
At 31 December 2003	6,006	26,360	1,630	33,996

All of the Target Group’s land are located outside Hong Kong and are held under medium-term leases.

As required by the relevant PRC rules and regulations with respect to the Acquisition, the fixed assets of the Target Group as at 31 December 2003 were revalued by Beijing China Enterprise Appraisals Co., Ltd. (“CEA”), China United Assets Appraisal Co., Ltd. and Zhongdi Real Estate Valuation Co., Ltd., independent qualified valuers in the PRC, on a replacement cost basis. The value of fixed assets of the Target Group as at 31 December 2003 have been determined at RMB33,996 million. Such amount will serve as the tax base of such assets for future years. The surplus on revaluation of certain fixed assets totalling RMB689 million was credited to the revaluation reserve while deficit arising from revaluation of certain fixed assets totalling RMB3,470 million was recognised as expenses for the year ended 31 December 2003. The net deficit on revaluation of approximately RMB2,781 million was reflected in the combined balance sheet of the Target Group as at 31 December 2003.

The Target Group’s land and buildings as at 31 December 2003 were also valued separately by Chesterton Petty Limited, an independent qualified valuer in Hong Kong, at approximately the same amount as the CEA valuation.

Other than revaluations carried out in compliance with relevant PRC rules and regulations, the Target Group has no plan to revalue their fixed assets on a regular basis.

APPENDIX II	ACCOUNTANTS’ REPORT

11.	FIXED ASSETS (CONTINUED)

The effect of the above revaluation is to reduce annual depreciation charges by approximately RMB755 million for future periods commencing on 1 January 2004. Had the fixed assets been stated at cost less accumulated depreciation, the net book value of fixed assets of the Target Group as at 31 December 2003 would have been RMB36,777 million, made up as follows:

At 31 December 2003
RMB million
Land use rights and buildings	5,569
Telecommunication transceivers, switching centers and other network equipment	29,391
Office equipment, furniture and fixtures and others	1,817

36,777

The net book value of fixed assets of the Target Group includes amounts of RMB327 million, RMB118 million and RMB56 million in respect of assets held under finance leases as at 31 December 2001, 2002 and 2003 respectively. None of the leases includes contingent rentals.

12.	CONSTRUCTION IN PROGRESS

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed at the balance sheet dates.

APPENDIX II	ACCOUNTANTS’ REPORT

13.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets/(liabilities) recognised in the combined balance sheets and the movements during the relevant periods are as follows:

	Note	At 1 January 2001	Credited/ (charged) to combined income statements		Charged to owner’s equity	At 31 December 2001
		RMB million	RMB million		RMB million	RMB million
Deferred tax assets arising from:
Provision for obsolete inventories		3	(3)		—	—
Write-down and write-off of fixed assets relating to network equipment		529	(518)		—	11
Income recognition on prepaid service fee		231	1		—	232
Provision for doubtful accounts		244	(79)		—	165
Tax losses not utilised	(i)	—	95		(95)	—

		1,007	(504)		(95)	408

Deferred tax liabilities arising from:
Capitalised interest		(22)	(39)		—	(61)
Fixed assets basis differences		(898)	(25)		—	(923)

		(920)	(64)		—	(984)

Total		87	(568)		(95)	(576)

			(note 7	(a))

APPENDIX II	ACCOUNTANTS’ REPORT

13.	DEFERRED TAX ASSETS AND LIABILITIES

			At 1 January 2002	Credited/ (charged) to combined income statements		Charged to owner’s equity	At 31 December 2002
	Note		RMB million	RMB million		RMB million	RMB million
Deferred tax assets arising from:
Write-down and write-off of fixed assets relating to network equipment			11	(6)		—	5
Income recognition on prepaid service fee			232	203		—	435
Accrual for certain operating expenses	(iii	)	—	47		—	47
Provision for doubtful accounts			165	53		—	218
Tax losses not utilised	(i	)	—	51		(51)	—

			408	348		(51)	705

Deferred tax liabilities arising from:
Capitalised interest			(61)	(17)		—	(78)
Fixed assets basis differences			(923)	(259)		—	(1,182)

			(984)	(276)		—	(1,260)

Total			(576)	72		(51)	(555)

				(note 7	(a))

APPENDIX II	ACCOUNTANTS’ REPORT

13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

			At 1 January 2003	Credited/ (charged) to combined income statements		Credited/ (charged) to owner’s equity	At 31 December 2003
	Note		RMB million	RMB million		RMB million	RMB million
Deferred tax assets arising from:
Write-down and write-off of fixed assets relating to network equipment			5	(5)		—	—
Income recognition on prepaid service fee			435	(435)		—	—
Accrual for certain operating expenses	(iii	)	47	28		—	75
Provision for doubtful accounts	(ii	)	218	(35)		(183)	—
Tax losses not utilised	(i	)	—	228		(228)	—

			705	(219)		(411)	75

Deferred tax liabilities arising from:
Capitalised interest	(ii	)	(78)	—		78	—
Fixed assets basis differences	(ii	)	(1,182)	(209)		1,391	—

			(1,260)	(209)		1,469	—

Total			(555)	(428)		1,058	75

				(note 7	(a))

(i)	This represents net tax losses carried forward of the Target Group for the year. As the tax losses were utilised by China Mobile in the same tax year, the utilisation of the deferred tax asset was reflected as a distribution to owner.
(ii)	As described in Note 11, in connection with the Acquisition, the fixed assets of the Target Group have been revalued as at 31 December 2003. Such revalued amount will serve as the tax base for these assets for future years. In addition, in connection with the Acquisition, the tax base of the Target Group’s assets and liabilities that gave rise to the temporary differences above (except for item (iii)) have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to the items above were eliminated. The reduction of net deferred tax liabilities of RMB1,286 million as at 31 December 2003 was reflected as a credit to owner’s equity.
(iii)	This represents accrued expenses that are deductible for tax purpose when they are paid. Such temporary differences are expected to be reversed.

APPENDIX II	ACCOUNTANTS’ REPORT

14.	AMOUNTS DUE FROM ULTIMATE HOLDING COMPANY AND AMOUNTS DUE TO GROUP COMPANIES

Amounts due from ultimate holding company are unsecured, non-interest bearing and repayable on demand and arose in the ordinary course of business (see note 25).

Amounts due to group companies represent:

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Amounts due to ultimate holding company	10,221	532	243
Amounts due to fellow subsidiaries	1,731	2,471	2,830

	11,952	3,003	3,073

Amounts due to ultimate holding company and fellow subsidiaries are unsecured, non-interest bearing and repayable on demand and arose in the ordinary course of business.

The Target Group has received an undertaking from China Mobile, the ultimate holding company, such that both China Mobile and the relevant fellow subsidiaries will not call for repayment of any amounts due to them, including the designated loans from China Mobile (see note 18(iii)), as they fall due which would cause the Target Group unable to meet any of its obligation.

15.	ACCOUNTS RECEIVABLE

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Within 30 days	564	531	463
31–60 days	87	81	67
61–90 days	124	90	72

	775	702	602

Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

16.	OTHER RECEIVABLES

Included in other receivables as at 31 December 2001, 2002 and 2003 are amounts due from the PRC fixed line telephone services providers, including China Telecommunications Corporation (“China Telecom”) and its subsidiaries (collectively the “China Telecom Group”) and China Network Communications Group Corporation (“China Netcom”) and its subsidiaries (collectively the “China Netcom Group”), totalling RMB288 million, RMB261 million and RMB51 million respectively, representing primarily revenue collected on behalf of the Target Group. These balances are unsecured, non-interest bearing and repayable within one year.

APPENDIX II	ACCOUNTANTS’ REPORT

17.	CASH AND CASH EQUIVALENTS

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Deposits with banks	1	—	80
Cash at banks and in hand	2,893	1,714	1,091

	2,894	1,714	1,171

18.	BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS

			At 31 December
			2001	2002	2003
	Note		RMB million	RMB million	RMB million
Current
Unsecured bank loans	(ii	)	493	—	—
Unsecured other loans	(iii	)	2,345	6,705	5,140
Current portion of long term bank loans and other loans			1,239	243	—

			4,077	6,948	5,140

Non-current
Unsecured bank loans	(ii	)	1,616	238	—
Unsecured other loans	(iii	)	1,715	5	—
Less: current portion of long term bank loans and other loans			(1,239)	(243)	—

			2,092	—	—

			6,169	6,948	5,140

The Target Group’s long-term bank and other loans were repayable as follows:

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Non-current
On demand or within one year	1,239	243	—

After one year but within two years	382	—	—
After two years but within five years	1,710	—	—

	2,092	—	—

	3,331	243	—

(i)	All the bank loans and other loans were denominated in Renminbi.

(ii)	At 31 December 2001 and 2002, bank loans amounting to RMB700 million and RMB200 million respectively were guaranteed by the relevant former provincial telecommunications administration (“PTA”) (2003: Nil).

(iii)	Other loans at 31 December 2001, 2002 and 2003 mainly represent designated loans of RMB3,885 million, RMB6,535 million and RMB5,140 million respectively borrowed from China Mobile, the ultimate holding company, which bear interest at a range from 3.453 per cent. to 3.861 per cent. per annum, with maturity through 2004. Other loans at 31 December 2001 and 2002 also include a loan of RMB175 million from the relevant former PTA.

APPENDIX II	ACCOUNTANTS’ REPORT

19.	OBLIGATIONS UNDER FINANCE LEASES

The Target Group had obligations under finance leases repayable as follows:

	At 31 December 2001
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million
Within 1 year	154	5	159
After 1 year but within 2 years	40	1	41
After 2 years but within 5 years	10	—	10

	204	6	210

	At 31 December 2002
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million
Within 1 year	46	1	47
After 1 year but within 2 years	11	—	11

	57	1	58

	At 31 December 2003
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million
Within 1 year	10	—	10

20.	ACCOUNTS PAYABLE

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses. Included in accounts payable as at 31 December 2001, 2002 and 2003 are amounts due to the China Telecom Group and China Netcom Group totalling RMB653 million, RMB462 million and RMB288 million respectively, representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable as at 31 December 2001, 2002 and 2003 is as follows:

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Accounts payable in the next:

1 month or on demand	2,833	2,352	2,854
2-3 months	399	631	479
4-6 months	509	512	432
7-9 months	752	142	122
10-12 months	246	424	483

	4,739	4,061	4,370

APPENDIX II	ACCOUNTANTS’ REPORT

21.	DEFERRED REVENUE

Deferred revenue includes primarily prepaid service fees received from subscribers which are recognised as income when the mobile telecommunication services are rendered upon actual usage by subscribers.

Deferred revenue also includes the unamortised portion of tax credit granted by local tax authorities to the Target Group in respect of purchase of certain domestic manufactured telecommunication equipment during the relevant periods, which is amortised over the remaining useful lives of the related fixed assets.

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Balance at 1 January	148	331	629
Additions during the year	2,234	2,301	2,310
Recognised in the combined income statements	(2,051)	(2,003)	(2,062)

Balance at 31 December	331	629	877
Less: Current portion	(253)	(424)	(712)

Non-current portion	78	205	165

22.	EMPLOYEE RETIREMENT BENEFITS

As stipulated by the regulations of the PRC, the employees of the Target Group participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed.

Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Target Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, the Target Group also participates in supplementary defined contribution retirement plans managed by independent insurance companies whereby the Target Group is required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans.

23.	DISTRIBUTABLE RESERVES

As at 31 December 2003, the Target Companies had not been incorporated and hence there were no reserves available for distribution as at 31 December 2003.

APPENDIX II	ACCOUNTANTS’ REPORT

24.	COMMITMENTS

(a)	Capital commitments

Capital commitments outstanding at 31 December 2001, 2002 and 2003 not provided for were summarised as follows:

	At 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Commitments in respect of land and buildings
— authorised and contracted for	527	380	285
— authorised but not contracted for	675	733	639

	1,202	1,113	924

Commitments in respect of telecommunications equipment
— authorised and contracted for	3,031	2,465	1,720
— authorised and not contracted for	7,963	5,632	5,861

	10,994	8,097	7,581

Total commitments
— authorised and contracted for	3,558	2,845	2,005
— authorised and not contracted for	8,638	6,365	6,500

	12,196	9,210	8,505

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 31 December 2001
	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
Within 1 year	38	553	22	613
After 1 year but within 5 years	74	94	25	193
After 5 years	31	2	2	35

	143	649	49	841

	At 31 December 2002
	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
Within 1 year	36	444	26	506
After 1 year but within 5 years	84	76	27	187
After 5 years	81	2	1	84

	201	522	54	777

APPENDIX II	ACCOUNTANTS’ REPORT

24.	COMMITMENTS (CONTINUED)

	At 31 December 2003
	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million

Within 1 year	62	450	17	529
After 1 year but within 5 years	118	61	22	201
After 5 years	88	2	2	92

	268	513	41	822

The Target Group leases certain land and buildings, leased lines and other equipment under operating leases. None of the leases includes contingent rentals.

25.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Target Group conducts business with China Mobile and its subsidiaries (including the Listed Group but excluding the Target Group). The following is a summary of principal related party transactions of the Target Group during the relevant periods:

			Year ended 31 December
			2001	2002	2003
	Note		RMB million	RMB million	RMB million

Interconnection revenue	(i	)	830	967	1,006
Interconnection expenses	(ii	)	841	994	1,080
Roaming handling and billing processing income	(iii	)	282	215	181
Leased line charges	(iv	)	44	61	79
Spectrum fees	(v	)	5	52	127
Operating lease charges	(vi	)	11	20	23
Sales commission	(vii	)	17	19	5
Debt collection service fees	(vii	)	2	1	—
Equipment and telecommunications line maintenance service fees	(viii	)	40	124	154
Interest paid/payable	(ix	)	22	286	185
Prepaid card sales commission income	(x	)	38	32	19
Prepaid card sales commission expenses	(x	)	29	24	12
Construction and related service fees	(xi	)	1,641	722	406
Transmission tower production, sales and other services and antenna maintenance	(xii	)	—	62	14

Notes:

(i)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming in calls. Interconnection revenue represents domestic and international roaming in usage charges and applicable long distance charges from non-subscribers received or receivable from the relevant domestic and international mobile telecommunication operators through China Mobile.

APPENDIX II	ACCOUNTANTS’ REPORT

25.	RELATED PARTY TRANSACTIONS (CONTINUED)

(ii)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming out calls. Interconnection expenses represent the amount of domestic and international roaming out charges and applicable long distance charges received or receivable from subscribers which is to be remitted to the relevant domestic and international mobile telecommunication operators for their share of revenue through China Mobile.

(iii)	This represents the international roaming handling charges and roaming billing processing charges received or receivable from the Listed Group for the provision of international roaming settlement and roaming billing processing services.

(iv)	Leased line charges represent expenses paid or payable to China Mobile for the use of inter-provincial leased lines which link the Target Group’s mobile switching centres together and with other mobile switching centres of the subsidiaries of China Mobile.

(v)	Spectrum fees represent the spectrum usage fees paid or payable to China Mobile for the usage of the frequency bands allocated to the Target Group.

(vi)	Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(vii)	The Target Group entered into certain service agreements in respect of marketing services with authorised dealers and debt collection services with the subsidiaries of China Mobile.

Sales commission represents the amounts paid or payable to the subsidiaries of China Mobile for their marketing of the mobile telecommunication services in the relevant provinces or autonomous regions.

Debt collection service fees represent the amounts paid or payable to the subsidiaries of China Mobile for the provision of debt collection services to the Target Group.

(viii)	Equipment and telecommunications line maintenance service fees represent the amounts paid or payable to the subsidiaries of China Mobile, for the provision of the maintenance services to the Target Group.

(ix)	Interest paid/payable represents the interest paid or payable to China Mobile in respect of the designated loans borrowed.

(x)	Prepaid card sales commission income and expenses represent handling charges received / receivable from the Listed Group to the Target Group or paid/payable by the Target Group to the Listed Group through China Mobile in respect of prepaid card services.

(xi)	Construction and related service fees represent the amounts paid or payable to the subsidiaries of China Mobile, for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services to the Target Group.

(xii)	This represents the amount paid or payable to the subsidiaries of China Mobile for acquiring transmission towers and the provision of transmission tower related services.

The directors of the Target Group are of the opinion that the above transactions with related parties were conducted on normal commercial terms and have confirmed that the above transactions, except for those set out in note (vii) above, will continue after the Acquisition.

26.	ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC to be China Mobile, a company incorporated in the PRC.

APPENDIX II	ACCOUNTANTS’ REPORT

D.	DIRECTORS’ REMUNERATION

Save as disclosed herein, no remuneration has been paid or is payable in respect of the relevant periods by the Target Group, to the directors of the Target Group.

E.	SUBSEQUENT EVENTS

Save as other notes disclosed elsewhere in this report, no other significant events took place subsequent to 31 December 2003.

F.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Target Group in respect of any period subsequent to 31 December 2003.

Yours faithfully,
KPMG
Certified Public Accountants
Hong Kong

APPENDIX III	FINANCIAL INFORMATION OF THE LISTED GROUP

EXTRACTS OF THE AUDITED FINANCIAL INFORMATION OF THE LISTED GROUP

The following consolidated income statement, consolidated statement of changes in equity and consolidated statement of cash flows of the Listed Group for the year ended 31 December 2003 and the consolidated balance sheet of the Listed Group as at 31 December 2003 are extracted from the audited financial statements of the Listed Group prepared under accounting principles generally accepted in Hong Kong. All such financial information should be read in conjunction with the audited financial statements and accompanying notes, which are included in the Company’s annual report.

Consolidated Income Statement

For the year ended 31 December 2003

	2003	2002 restated
	RMB million	RMB million
Operating revenue (Turnover)
Usage fees	111,027	93,272
Monthly fees	20,666	16,901
Other operating revenue	26,911	18,388

	158,604	128,561

Operating expenses
Leased lines	(4,914)	(5,287)
Interconnection	(12,868)	(12,975)
Depreciation	(36,611)	(26,827)
Personnel	(7,700)	(6,757)
Other operating expenses	(43,308)	(27,919)

	(105,401)	(79,765)

Profit from operations	53,203	48,796
Amortisation of goodwill	(1,850)	(936)
Other net income	2,464	1,686
Non-operating net income	434	571
Interest income	807	713
Finance costs	(2,099)	(1,852)

Profit from ordinary activities before taxation	52,959	48,978
Taxation	(17,412)	(16,375)

Profit from ordinary activities after taxation	35,547	32,603
Minority interests	9	(2)

Profit attributable to shareholders	35,556	32,601

— III-1 —

APPENDIX III	FINANCIAL INFORMATION OF THE LISTED GROUP

Consolidated Income Statement (continued)

For the year ended 31 December 2003

	2003	2002 restated
	RMB million	RMB million
Dividends attributable to the year:
Interim dividend declared and paid during the year	3,339	—
Final dividend proposed after the balance sheet date	4,178	6,678

	7,517	6,678

Earnings per share
Basic	RMB1.81	RMB1.70

Diluted	RMB1.81	RMB1.70

— III-2 —

APPENDIX III	FINANCIAL INFORMATION OF THE LISTED GROUP

Consolidated Balance Sheet

At 31 December 2003

	2003	2002 restated
	RMB million	RMB million
Non-current assets
Fixed assets	171,604	165,409
Construction in progress	28,370	23,013
Goodwill	34,373	36,223
Interest in associates	16	16
Investment securities	77	77
Deferred tax assets	3,263	4,991
Deferred expenses	143	190

	237,846	229,919

Current assets
Inventories	2,050	1,586
Amount due from ultimate holding company	762	1,282
Accounts receivable	6,116	6,066
Other receivables	1,787	1,465
Prepayments and other current assets	2,128	2,059
Tax recoverable	258	—
Deposits with banks	17,227	11,069
Cash and cash equivalents	39,129	32,575

	69,457	56,102

Current liabilities
Bank loans and other interest-bearing borrowings	(13,090)	(8,132)
Bills payable	(2,059)	(1,256)
Current instalments of obligations under finance leases	(68)	(68)
Current portion of deferred revenue	(9,476)	(6,760)
Amount due to ultimate holding company	(1,352)	(1,217)
Amount due to immediate holding company	(47)	(402)
Accounts payable	(25,225)	(19,251)
Accrued expenses and other payables	(22,317)	(16,460)
Tax payable	(4,516)	(6,568)

	(78,150)	(60,114)

Net current liabilities	(8,693)	(4,012)

Total assets less current liabilities carried forward	229,153	225,907

— III-3 —

APPENDIX III	FINANCIAL INFORMATION OF THE LISTED GROUP

Consolidated Balance Sheet (continued)

At 31 December 2003

	2003	2002 restated
	RMB million	RMB million

Total assets less current liabilities brought forward	229,153	225,907

Non-current liabilities
Bank loans and other interest-bearing borrowings	(19,407)	(36,348)
Amount due to immediate holding company	(9,976)	(15,176)
Deferred revenue, excluding current portion	(688)	(869)
Deferred tax liabilities	(97)	(58)

	(30,168)	(52,451)

Minority interests	(182)	(191)

NET ASSETS	198,803	173,265

CAPITAL AND RESERVES
Share capital	2,099	2,099
Reserves	196,704	171,166

	198,803	173,265

— III-4 —

APPENDIX III	FINANCIAL INFORMATION OF THE LISTED GROUP

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003

	2003	2002
	RMB million	RMB million
Shareholders’ equity at 1 January
— as previously reported	172,202	111,779
— prior year adjustment arising from change in accounting policy for deferred taxation	1,063	1,204

— as restated	173,265	112,983

Net profit for the year (2002: restated)
— as previously reported		32,742
— prior year adjustment arising from change in accounting policy for deferred taxation		(141)

Net profit for the year (2002: as restated)	35,556	32,601

Dividends declared or approved during the year	(10,018)	—

Movements in share capital:
Issue of new shares	—	25
Issue of consideration shares for acquisition of subsidiaries	—	88
Net share premium arising on issuance of shares	—	27,568

Net increase in shareholders’ equity arising from capital transactions with shareholders	—	27,681

Shareholders’ equity at 31 December	198,803	173,265

— III-5 —

APPENDIX III	FINANCIAL INFORMATION OF THE LISTED GROUP

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	2003	2002
	RMB million	RMB million
Operating activities
Profit from ordinary activities before taxation	52,959	48,978
Adjustment for:
— Depreciation of fixed assets	36,611	26,827
— Amortisation of goodwill	1,850	936
— Profit on deemed disposal of a subsidiary	—	(255)
— Loss on disposal of fixed assets	795	205
— Write off of fixed assets	669	96
— Provision for doubtful accounts	2,006	1,749
— Amortisation of deferred expenses	47	43
— Interest income	(807)	(713)
— Interest expense and finance lease charges	2,099	1,852
— Dividend income	(48)	(25)
— Unrealised exchange loss, net	47	8

Operating profit before changes in working capital	96,228	79,701

Increase in inventories	(464)	(234)
Decrease in amount due from ultimate holding company	520	765
Increase in accounts receivable	(1,968)	(733)
Increase in other receivables	(259)	(234)
(Increase)/decrease in prepayments and other current assets	(69)	91
Increase in amount due to ultimate holding company	135	450
(Decrease)/increase in amount due to immediate holding company	(355)	402
Increase in accounts payable	940	4,915
Increase in accrued expenses and other payables	6,246	469
Increase in deferred revenue	2,535	2,370

Cash generated from operations	103,489	87,962
Tax paid
— PRC income tax paid	(17,955)	(18,540)

Net cash from operating activities carried forward	85,534	69,422

— III-6 —

APPENDIX III	FINANCIAL INFORMATION OF THE LISTED GROUP

Consolidated Cash Flow Statement (continued)

For the year ended 31 December 2003

	2003	2002
	RMB million	RMB million

Net cash from operating activities brought forward	85,534	69,422

Investing activities
Payment of amount due to immediate holding company in respect of acquisition of subsidiaries	(5,200)	—
Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)	—	(28,733)
Capital expenditure	(43,871)	(41,000)
Proceeds from disposal of fixed assets	233	411
Proceeds from issuance of shares to minority interest by subsidiary, net of expenses	—	412
(Increase)/decrease in deposits with banks	(6,158)	3,901
Interest received	656	867
Dividends received	48	25

Net cash used in investing activities	(54,292)	(64,117)

Financing activities
Proceeds from issue of shares, net of expenses	—	5,970
New bank and other loans	760	6,955
Repayments of bank and other loans	(12,790)	(12,232)
Capital elements of finance leases rental	—	(1,652)
Proceeds from issue of bonds	—	8,000
Expenses on issue of bonds	—	(53)
Interest paid	(2,640)	(1,539)
Dividend paid	(10,018)	—

Net cash (used in)/from financing activities	(24,688)	5,449

Net increase in cash and cash equivalents	6,554	10,754

Cash and cash equivalents at beginning of year	32,575	21,821

Cash and cash equivalents at end of year	39,129	32,575

— III-7 —

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong.

8th Floor
Prince’s Building
10 Chater Road
Hong Kong

3 May 2004

The Board of Directors

China Mobile (Hong Kong) Limited

60/F The Center

99 Queen’s Road Central

Hong Kong

We report on the unaudited pro forma financial information of the Combined Group (the Listed Group (as defined herein) together with the Target Group (as defined herein)) set out on pages IV-3 to IV-7 in Section 1 of Appendix IV to the circular dated 3 May 2004, which has been prepared by China Mobile (Hong Kong) Limited (the “Company”, and together with its subsidiaries are referred to as the “Listed Group”) solely for illustrative purposes to provide information about how the Acquisition of the interests in the Target Companies (as defined herein) by the Company and the transactions as described in the accompanying introduction to the unaudited pro forma financial information of the Combined Group might have affected the historical amounts in the accompanying unaudited pro forma balance sheet of the Combined Group as at 31 December 2003, and the unaudited pro forma income statement for the year then ended. The historical financial information is derived from the audited historical financial information of the Listed Group and of the Target Group appearing elsewhere herein. The basis of preparation of the pro forma financial information is set out in the accompanying introduction and notes to the unaudited pro forma financial information of the Combined Group.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with Paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work consisted

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Our work did not constitute an audit or review made in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and accordingly, we do not express any such audit or review assurance on the pro forma financial information.

The pro forma financial information is for illustrative purposes only, based on the directors’ judgements and assumptions, and because of its nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position or results of:

•	the Combined Group had the transaction actually occurred as at the dates indicated therein; or

•	the Combined Group at any future date or for any future periods.

Opinion

In our opinion:

(a)	the accompanying unaudited pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to Paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully
KPMG
Certified Public Accountants
Hong Kong

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

Introduction to the unaudited pro forma financial information of the Combined Group

The accompanying unaudited pro forma financial information of the Combined Group has been prepared to illustrate the effect of the Company’s proposed acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC (each individually referred to as a “Target Company”, and together with its subsidiary collectively referred to as the “Target Group”) at consideration of US$3,650 million (equivalent to approximately RMB30,210 million). The consideration will be satisfied by the payment of an initial consideration and a deferred consideration. The initial consideration of US$2,000 million (equivalent to approximately RMB16,554 million) will be satisfied by cash. The deferred consideration of US$1,650 million (equivalent to approximately RMB13,656 million), being the difference between the total consideration and the initial consideration, is interest bearing and repayable within fifteen years.

The accompanying unaudited pro forma income statement for the year ended 31 December 2003 of the Combined Group gives effect to the above transactions as if such transactions had taken place on 1 January 2003. The accompanying unaudited pro forma balance sheet of the Combined Group as at 31 December 2003 gives effect to the transactions described above as if they had been consummated on 31 December 2003.

In connection with the Acquisition, the fixed assets of the Target Group were revalued at 31 December 2003 as required by the relevant PRC rules and regulation. The Target Group expects that the revaluation of fixed assets will have a material impact on its overall results of operations. The accompanying unaudited pro forma income statement of the Combined Group has also been adjusted to give effect to the revaluation as if it had been consummated on 1 January 2003.

The accompanying unaudited pro forma financial information of the Combined Group is prepared based upon the historical financial information of the Target Group as set out in Appendix II — Accountants’ Report to this circular and the consolidated financial statements of the Listed Group after giving effect to the pro forma adjustments described in the accompanying notes. A narrative description of the pro forma adjustments that are (i) directly attributable to the transactions; (ii) expected to have a continuing impact on the Combined Group; and (iii) factually supportable, are summarised in the accompanying notes.

The unaudited pro forma financial information of the Combined Group is based on a number of assumptions, estimates, uncertainties and currently available information, and is provided for illustrative purposes. Accordingly, as a result of the uncertain nature of the accompanying unaudited pro forma financial information of the Combined Group, it may not give a true picture of the actual financial position or results of the Combined Group’s operations that would have been attained had the Acquisition actually occurred on the dates indicated herein. Further, the accompanying unaudited pro forma financial information of the Combined Group does not purport to predict the Combined Group’s future financial position or results of operations.

The unaudited pro forma financial information of the Combined Group should be read in conjunction with the Accountants’ Report of the Target Group as set out in Appendix II, the financial information of the Listed Group as set out in Appendix III and other financial information included elsewhere in this circular.

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

Unaudited pro forma income statement of the Combined Group

For the year ended 31 December 2003

	Target Group historical	The Listed Group historical	Pro forma adjustments	Note		Adjusted balance
	RMB million	RMB million	RMB million			RMB million
Operating revenue (Turnover)
Usage fees	14,675	111,027				125,702
Monthly fees	3,401	20,666				24,067
Other operating revenue	2,569	26,911	(181)	(a	)	29,299

	20,645	158,604				179,068

Operating expenses
Leased lines	(683)	(4,914)				(5,597)
Interconnection	(1,343)	(12,868)	145	(a	)	(14,066)
Depreciation	(6,664)	(36,611)	633	(b	)	(42,642)
Personnel	(2,021)	(7,700)				(9,721)
Other operating expenses	(7,416)	(43,308)	36	(a	)	(50,688)

	(18,127)	(105,401)				(122,714)

Profit from operations	2,518	53,203				56,354
Deficit on revaluation of fixed assets	(3,470)	—				(3,470)
Amortisation of goodwill	—	(1,850)	(222)	(c	)	(2,072)
Other net income	203	2,464				2,667
Non-operating net income	93	434				527
Interest income	53	807	(169)	(d	)	691
Finance costs	(127)	(2,099)	(354)	(e	)	(2,580)

(Loss)/profit from ordinary activities before taxation	(730)	52,959				52,117
Taxation	(628)	(17,412)	(89)	(f	)	(18,129)

(Loss)/profit from ordinary activities after taxation	(1,358)	35,547				33,988
Minority interests	—	9				9

Net (loss)/profit	(1,358)	35,556				33,997

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

Unaudited pro forma balance sheet of the Combined Group

At 31 December 2003

	Target Group historical	The Listed Group historical	Pro forma adjustments	Note		Adjusted balance
	RMB million	RMB million	RMB million			RMB million
Non-current assets
Fixed assets	33,996	171,604				205,600
Construction in progress	5,059	28,370				33,429
Goodwill	—	34,373	4,444	(g	)	38,817
Interest in associates	—	16				16
Investment securities	—	77				77
Deferred tax assets	75	3,263				3,338
Deferred expenses	—	143				143

	39,130	237,846				281,420

Current assets
Inventories	330	2,050				2,380
Amounts due from ultimate holding company	381	762				1,143
Accounts receivable	602	6,116				6,718
Other receivables	408	1,787				2,195
Prepayment and other current assets	502	2,128				2,630
Tax recoverable	—	258				258
Deposits with banks	125	17,227				17,352
Cash and cash equivalents	1,171	39,129	(16,554)	(h	)	23,746

	3,519	69,457				56,422

Current liabilities
Bank loans and other interest-bearing borrowings	(5,140)	(13,090)				(18,230)
Bills payable	(24)	(2,059)				(2,083)
Current instalments of obligations under finance leases	(10)	(68)				(78)
Current portion of deferred revenue	(712)	(9,476)				(10,188)
Amounts due to group companies	(3,073)	(1,399)				(4,472)
Accounts payable	(4,370)	(25,225)				(29,595)
Accrued expenses and other payables	(3,384)	(22,317)				(25,701)
Tax payable	(5)	(4,516)				(4,521)

	(16,718)	(78,150)				(94,868)

Net current liabilities	(13,199)	(8,693)				(38,446)

Total assets less current liabilities carried forward	25,931	229,153				242,974

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

Unaudited pro forma balance sheet of the Combined Group (continued)

At 31 December 2003

	Target Group historical	The Listed Group historical	Pro forma adjustments	Note		Adjusted balance
	RMB million	RMB million	RMB million			RMB million

Total assets less current liabilities brought forward	25,931	229,153				242,974

Non-current liabilities
Bank loans and other interest-bearing borrowings	—	(19,407)				(19,407)
Amount due to immediate holding company	—	(9,976)	(13,656)	(i	)	(23,632)
Deferred revenue, excluding current portion	(165)	(688)				(853)
Deferred tax liabilities	—	(97)				(97)

	(165)	(30,168)				(43,989)

Minority interests	—	(182)				(182)

Net assets	25,766	198,803				198,803

Capital and reserves	25,766	198,803	(25,766)	(j	)	198,803

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

Description of pro forma adjustments

(a)	Elimination of the intercompany transactions between the Target Group and the Listed Group on a combined basis.

(b)	In connection with the Acquisition, the Target Group’s fixed assets were revalued as at 31 December 2003 as required by the relevant PRC rules and regulations, resulting in a net revaluation deficit recorded on such date. The adjustment represents the reduction in depreciation charges resulting from the revaluation of the fixed assets as if the revaluation result had been recorded on 1 January 2003.

(c)	To record the amortisation of positive goodwill as a result of the acquisition of the Target Companies as if the acquisition had taken place on 1 January 2003. The amortisation is calculated to write off the cost of positive goodwill on a straight line basis over 20 years.

(d)	To adjust for reduction in the interest income for the initial cash consideration to be taken from the internal resources of the Listed Group as if the transaction had taken place on 1 January 2003.

(e)	To record the interest expense of the deferred consideration at 2.595% per annum as if the Acquisition had taken place on 1 January 2003. The interest expense is not deductible for taxation purposes.

(f)	To record the tax effect of the pro forma adjustment described in note (b) and (d) above.

(g)	To record positive goodwill as a result of the acquisition of the Target Companies as if the acquisition had taken place on 31 December 2003. Positive goodwill represents the excess of the total purchase consideration of US$3,650 million (equivalent to approximately RMB30,210 million) and the estimated fair value of the underlying net assets of the Target Group as at 31 December 2003.

(h)	To record the initial cash consideration for the Target Group to be taken from the internal resources of the Listed Group as at 31 December 2003.

(i)	To record the deferred consideration payable to CMBVI in connection with the Acquisition of the Target Group as at 31 December 2003.

(j)	To eliminate the owners’ equity of the Target Group as at 31 December 2003.

APPENDIX IV	FINANCIAL INFORMATION OF THE COMBINED GROUP

2. WORKING CAPITAL

The Directors are of the opinion that the Combined Group will, following the completion of the Acquisition, have sufficient working capital for its present requirements.

3. INDEBTEDNESS

At the close of the business on 31 March 2004, being the latest practicable date for the purpose of this indebtedness statement, the Combined Group had outstanding borrowings of approximately RMB45,449 million in aggregate. These borrowings comprise unsecured bank loans of approximately RMB1,997 million, other unsecured loans of approximately RMB18,494 million, bills payable of approximately RMB1,161 million, finance lease obligations of approximately RMB78 million, unsecured fixed rate notes of approximately RMB4,984 million, unsecured convertible notes of approximately RMB5,735 million and bonds of RMB13,000 million.

In respect of the above borrowings, approximately RMB93 million of the unsecured bank loans and approximately RMB68 million of finance lease obligations are guaranteed by third parties and the bonds of RMB13,000 million are guaranteed by CMCC.

Save as aforesaid and apart from intra-group liabilities, none of the companies in the Combined Group had outstanding at the close of business on 31 March 2004 any mortgages, charges or debentures, loan capital, bank overdrafts, loans and other similar indebtedness, hire purchase commitments, liabilities under acceptances, guarantees or other material contingent liabilities.

APPENDIX V	PROFIT FORECAST

The forecast combined profit after taxation but before extraordinary items of the Target Group for the year ending 31 December 2004 is set out in the section headed “Prospective Financial Information” in the Letter from the Chairman.

(A)	BASES AND ASSUMPTIONS

The management of the Company and the Target Companies have prepared the forecast combined profit after taxation but before extraordinary items of the Target Group for the year ending 31 December 2004. The management of the Company and the Target Companies are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending 31 December 2004. The forecast has been prepared on a basis consistent in all material respects with the accounting policies currently adopted by the Target Group as summarised in Appendix II and on the following principal assumptions:

(1)	there will be no material changes in existing political, legal, regulatory, fiscal or economic conditions in Hong Kong and the PRC;

(2)	there will be no material changes in legislation or regulations governing the telecommunications industry in the PRC which would materially affect the business or operations of the Target Companies;

(3)	inflation, interest rates and RMB exchange rates will not differ materially from those prevailing as at the date of this circular; and

(4)	there will be no material changes in the bases or rates of taxation applicable to the Target Companies, except as otherwise disclosed in this circular.

APPENDIX V	PROFIT FORECAST

(B)	LETTERS

Set out below are the text of the letters received from the reporting accountants, KPMG, and from the Company’s financial advisers in connection with the profit forecast and prepared for the purpose of inclusion in this circular.

(i)	Letter from KPMG

8th Floor
Prince’s Building
10 Chater Road
Hong Kong

3 May 2004

The Directors

China Mobile (Hong Kong) Limited

China International Capital Corporation (Hong Kong) Limited

Goldman Sachs (Asia) L.L.C.

UBS Investment Bank

Dear Sirs

We have reviewed the accounting policies and calculations adopted in arriving at the forecast (the “Forecast”) of the combined profit after taxation but before extraordinary items of Neimenggu Mobile Communication Company Limited, Jilin Mobile Communication Company Limited, Heilongjiang Mobile Communication Company Limited, Guizhou Mobile Communication Company Limited, Yunnan Mobile Communication Company Limited, Xizang Mobile Communication Company Limited, Gansu Mobile Communication Company Limited, Qinghai Mobile Communication Company Limited, Ningxia Mobile Communication Company Limited, Xinjiang Mobile Communication Company Limited, Beijing P&T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited (together with its subsidiary collectively referred to as the “Target Group”) for the year ending 31 December 2004, for which the directors (the “Directors”) of China Mobile (Hong Kong) Limited (the “Company”) and the management of the Target Group (the “Management”) are solely responsible, as set out in the circular dated 3 May 2004 issued by the Company.

In our opinion so far as the accounting policies and calculations are concerned, the Forecast has been properly compiled on the bases and the assumptions made by the Directors and the Management as set out in Part A of Appendix V to the above-mentioned circular and is presented on a basis consistent in all material respects with the accounting policies adopted by the Target Group as set out in our accountants’ report dated 3 May 2004, the text of which is set out in Appendix II to the said circular.

Yours faithfully
KPMG
Certified Public Accountants
Hong Kong

APPENDIX V	PROFIT FORECAST

(ii)	Letter from financial advisers

China International Capital Corporation (Hong Kong) Limited Suite 2307, 23rd Floor One International Finance Centre 1 Harbour View Street Central Hong Kong	Goldman Sachs (Asia) L.L.C. 68th Floor Cheung Kong Center 2 Queen’s Road Central Hong Kong	UBS Investment Bank 25th Floor One Exchange Square 8 Connaught Place Central Hong Kong

3 May 2004

The Directors

China Mobile (Hong Kong) Limited

60th Floor, The Center

99 Queen’s Road Central

Hong Kong

Dear Sirs

We refer to the forecast of the combined profit after taxation but before extraordinary items of Neimenggu Mobile Communication Company Limited (“Neimenggu Mobile”), Jilin Mobile Communication Company Limited (“Jilin Mobile”), Heilongjiang Mobile Communication Company Limited (“Heilongjiang Mobile”), Guizhou Mobile Communication Company Limited (“Guizhou Mobile”), Yunnan Mobile Communication Company Limited (“Yunnan Mobile”), Xizang Mobile Communication Company Limited (“Xizang Mobile”), Gansu Mobile Communication Company Limited (“Gansu Mobile”), Qinghai Mobile Communication Company Limited (“Qinghai Mobile”), Ningxia Mobile Communication Company Limited (“Ningxia Mobile”), Xinjiang Mobile Communication Company Limited (“Xinjiang Mobile”), Beijing P&T Consulting & Design Institute Company Limited (“Jingyi Design Institute”) and China Mobile Communication Company Limited (“CMC”), for the year ending 31 December 2004 as set out in the circular issued by China Mobile (Hong Kong) Limited (the “Company”), dated 3 May 2004.

We have discussed with you the bases and assumptions upon which the profit forecast has been made. We have also considered the letter dated 3 May 2004 addressed to you and us from KPMG regarding the accounting policies and calculations upon which the forecast has been made.

On the basis of the assumptions made by the management of the Company and Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC, respectively, and on the bases of the accounting policies and calculations reviewed by KPMG, we are of the opinion that the profit forecast, for which the management of the Company and Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC are solely responsible, has been made after due and careful enquiry.

Yours faithfully, For and on behalf of CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED Bi Mingjian Managing Director	Yours faithfully, For and on behalf of GOLDMAN SACHS (ASIA) L.L.C. Wang Hsueh-Ming Managing Director	Yours faithfully, For and on behalf of UBS INVESTMENT BANK He Di Managing Director

APPENDIX VI	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

(i)	As at the Latest Practicable Date, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) as recorded in the register required kept under section 352 of the Securities and Futures Ordinance were as follows:

Name of Director	Personal Interest

Wang Xiaochu	500 American Depositary Shares (1)

(1)	One American Depositary Share represents five Shares.

(ii)	As at the Latest Practicable Date, options exercisable for an aggregate of 9,071,000 Shares had been granted to the following Directors under the Company’s share option scheme:

Name of Directors	Number of Shares covered by options

Wang Xiaochu	4,520,000
Xue Taohai	200,000
He Ning	1,436,000
Li Gang	1,470,000
Xu Long	1,445,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they are deemed or taken to have under the Securities and Futures Ordinance) or which are required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

None of the Directors is materially interested in any contract or arrangement subsisting at the date hereof which is significant in relation to the business of the Combined Group taken as a whole.

Since 31 December 2003, the date of the latest published audited financial statements of the Company, none of the Directors nor any experts named in paragraph 8 of this Appendix has any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to any member of the Combined Group, or are proposed to be acquired or disposed of by or leased to any member of the Combined Group.

APPENDIX VI	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to the Directors, the following corporations were, directly or indirectly, interested in 10% or more of the issued share capital carrying rights to vote at general meetings of any member of the Combined Group:

	No. of Shares held		Percentage of total issued share capital of the Company
	directly	indirectly
CMCC	—	14,890,116,842	75.69%
CMHKG	—	14,890,116,842	75.69%
CMBVI	14,890,116,842	—	75.69%

Note:	In light of the fact that CMCC and CMHKG directly or indirectly control one-third or more of the voting rights at the shareholders’ meetings of CMBVI, in accordance with the Securities and Futures Ordinance, the interests of CMBVI are deemed to be, and have therefore been included in, the interests of CMCC and CMHKG.

Save as disclosed above, there is no person known to the Directors who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any member of the Combined Group, or any options in respect of such capital.

4.	LITIGATION

There is no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Combined Group.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contracts with the Company or any member of the Combined Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

The aggregate of the remuneration payable to and benefits in kind receivable by the Directors of the Company will not be varied in consequence of the Acquisition.

6.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Listed Group since 31 December 2003, being the date of the latest published audited financial statements of the Company.

7.	CONSENT

CICC, Goldman Sachs, UBS, KPMG and Rothschild have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

APPENDIX VI	GENERAL INFORMATION

None of CICC, Goldman Sachs, UBS, KPMG and Rothschild is beneficially interested in the share capital of any member of the Listed Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Listed Group.

8.	QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
CICC	Registered investment adviser
Goldman Sachs	Registered investment adviser
UBS	Registered investment adviser
KPMG	Certified public accountants
Rothschild	Restricted licence bank and deemed registered institution

9.	PROCEDURE TO DEMAND A POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with the Listing Rules, any vote taken at the Extraordinary General Meeting to approve the Acquisition must be taken by poll. According to the Articles of Association of the Company, a poll may be demanded by:

(a)	the chairman of the Extraordinary General Meeting; or

(b)	at least three Shareholders present in person or by proxy and entitled to vote at the Extraordinary General Meeting; or

(c)	any Shareholder or Shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the Extraordinary General Meeting; or

(d)	any Shareholder or Shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the Extraordinary General Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the Extraordinary General Meeting may appoint. On a poll, every Shareholder present at the Extraordinary General Meeting shall be entitled to one vote for every fully paid-up Share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

APPENDIX VI	GENERAL INFORMATION

10.	MISCELLANEOUS

(a)	The company secretary of the Company and the qualified accountant of the Company (as required under the Listing Rules) is Yung Shun Loy, Jacky (FCCA, FHKSA, CPA (Australia)).

(b)	The registered office and head office of the Company is at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

(c)	Hong Kong Registrars Limited, the share registrar of the Company, is at Rooms 1901–5, 19th Floor Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)	The English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Linklaters, 10th Floor, Alexandra House, Chater Road, Hong Kong during normal business hours on any Business Day from the date of this circular until 17 May 2004:

(a)	the Acquisition Agreement;

(b)	the memorandum and articles of association of the Company;

(c)	the consolidated audited financial statements of the Listed Group for the year ended 31 December 2003;

(d)	the letters of consent referred to in this circular;

(e)	the letter from Rothschild dated 3 May 2004, the text of which is set out on pages 23 to 40 of this circular;

(f)	the accountants’ report from KPMG dated 3 May 2004, the text of which is set out in Appendix II to this circular;

(g)	the report from KPMG on the unaudited pro forma financial information of the Combined Group dated 3 May 2004, the text of which is set out in Appendix IV to this circular; and

(h)	the letters from KPMG and the Company’s financial advisers both dated 3 May 2004, the texts of which are set out in Appendix V to this circular.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Mobile (Hong Kong) Limited (the “Company”) will be held at 3:30 p.m. (or as soon thereafter as the annual general meeting of the Company to be convened at 2:30 p.m. at the same place and date shall have been concluded or adjourned) on 16 June 2004, in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution as Ordinary Resolution:

Ordinary Resolution

1.	“THAT the conditional sale and purchase agreement dated 28 April 2004 (the “Acquisition Agreement”) between the Company, China Mobile Hong Kong (BVI) Limited (“CMBVI”) and China Mobile Communications Corporation, a copy of which has been initialled by the chairman of this meeting and for the purpose of identification marked “A”, pursuant to which, inter alia, CMBVI has agreed as legal and beneficial owner to sell, and the Company has agreed to purchase, the entire issued share capital of each of Neimenggu Mobile (BVI) Limited, Jilin Mobile (BVI) Limited, Heilongjiang Mobile (BVI) Limited, Guizhou Mobile (BVI) Limited, Yunnan Mobile (BVI) Limited, Xizang Mobile (BVI) Limited, Gansu Mobile (BVI) Limited, Qinghai Mobile (BVI) Limited, Ningxia Mobile (BVI) Limited, Xinjiang Mobile (BVI) Limited, Beijing P&T Consulting & Design Institute (BVI) Limited and China Mobile Communication (BVI) Limited, which holds 100% of each of Neimenggu Mobile Communication Company Limited, Jilin Mobile Communication Company Limited, Heilongjiang Mobile Communication Company Limited, Guizhou Mobile Communication Company Limited, Yunnan Mobile Communication Company Limited, Xizang Mobile Communication Company Limited, Gansu Mobile Communication Company Limited, Qinghai Mobile Communication Company Limited, Ningxia Mobile Communication Company Limited, Xinjiang Mobile Communication Company Limited, Beijing P&T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited, respectively, at a consideration of US$3,650 million, comprising an initial consideration of US$2,000 million payable in cash to CMBVI and a deferred consideration of US$1,650 million payable within fifteen years after completion of the Acquisition Agreement, is hereby generally and unconditionally approved and the directors of the Company are hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement.”

By Order of the Board
Yung Shun Loy, Jacky
Company Secretary

Hong Kong, 3 May 2004

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Notes:

1.	A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company’s registered office at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, at least 36 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wish.